
03045298

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corporation

*CURRENT ADDRESS 14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku,
Tokyo 103-8210, Japan

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34759 FISCAL YEAR 3/31/~~02~~ ~~03~~ 02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mm

DAT : 12/19/03

# Kao Corporation





## Solid Fundamentals and a Spirit of Innovation Build Corporate Value

**Annual Report 2002**

For the year ended March 31, 2002

# Contents



# Profile

**Kao Corporation** has served the needs of consumers for more than a century. One of the leading companies in Japan for personal care products, cosmetics, laundry and cleaning products, hygiene products, and functional food products, Kao has also earned a reputation as a quality manufacturer of chemical products. Committed to a global approach to business, Kao has operations in 26 countries in Asia, North America, Europe and other parts of the world.

**Forward-Looking Statements**

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

# Financial Highlights

Kao Corporation and Consolidated Subsidiaries — Years ended March 31, 2002, 2001 and 2000

| | Billions of yen | | | Millions of U.S. dollars | Change |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | **2002**/2001 |
| **For the year:** | | | | | |
| Net sales | **¥839.0** | ¥821.6 | ¥846.9 | **$6,296.6** | 2.1% |
| Consumer Products | **626.0** | 607.8 | 632.4 | **4,698.3** | 3.0 |
| Cosmetics *Sofina* | **74.2** | 72.6 | 70.9 | **556.7** | 2.2 |
| Chemical Products | **162.8** | 167.9 | 172.4 | **1,221.8** | (3.0) |
| Subtotal | **863.0** | 848.3 | 875.7 | **6,476.7** | 1.7 |
| Eliminations | **(24.0)** | (26.7) | (28.8) | **(180.1)** | – |
| Japan | **648.2** | 655.5 | 673.5 | **4,864.5** | (1.1) |
| Asia & Oceania | **93.5** | 84.1 | 86.2 | **701.7** | 11.1 |
| North America & Europe | **122.9** | 105.3 | 111.0 | **922.3** | 16.7 |
| Subtotal | **864.6** | 844.9 | 870.7 | **6,488.4** | 2.3 |
| Eliminations | **(25.6)** | (23.3) | (23.8) | **(191.8)** | – |
| Operating income | **111.7** | 107.1 | 99.2 | **838.5** | 4.3 |
| Net income | **60.3** | 59.4 | 52.1 | **452.3** | 1.4 |
| **At year-end:** | | | | | |
| Total assets | **¥772.1** | ¥783.8 | ¥750.0 | **$5,794.7** | (1.5)% |
| Total shareholders' equity | **459.7** | 463.0 | 475.0 | **3,450.1** | (0.7) |
| | Yen | | | U.S. dollars | Change |
| **Per share:** | | | | | |
| Net income | **¥100.43** | ¥ 96.69 | ¥ 83.45 | **$0.75** | 3.9% |
| Cash dividends | **26.00** | 24.00 | 20.00 | **0.20** | 8.3 |
| Shareholders' equity | **779.44** | 760.05 | 765.59 | **5.85** | 2.6 |

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥133.25=US$1, the approximate exchange rate at March 31, 2002.
2. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Cosmetics *Sofina*.
3. Net income per share is computed based on the weighted average number of shares outstanding during the respective years.
4. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
5. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.


Net Sales
(Billions of yen)
1,000
800
600
400
200
0
907.2
924.6
846.9
821.6
839.0
1998 1999 2000 2001 2002


Net Income
(Billions of yen)
75
60
45
30
15
0
24.5
34.7
52.1
59.4
60.3
1998 1999 2000 2001 2002


Total Shareholders' Equity
(Billions of yen)
500
400
300
200
100
0
424.4
451.8
475.0
463.0
459.7
1998 1999 2000 2001 2002


Net Income per Share
(Yen)
100
80
60
40
20
0
40.10
55.98
83.45
96.69
100.43
1998 1999 2000 2001 2002

# Message from the President



Takuya Goto, President and Chief Executive Officer

➤ Kao is taking an offensive posture in maintaining and expanding brand equity for its core brands, based on strategic product development and concentration of and investment of management resources.

➤ Overseas, Kao has assigned highest priority to business expansion in the high-growth regions of Asia, while continuing to build its businesses in North America and Europe.

➤ A number of initiatives now in progress are aimed at increasing Kao's corporate value by raising management efficiency, enhancing corporate governance, ensuring transparency and accelerating decision-making.

**Aiming for Growth and Development in a Challenging Market Environment**

I am pleased to report that despite a challenging market environment, Kao achieved increases in both sales and income for fiscal year 2001, ended March 31, 2002. Operating income increased for the twelfth consecutive fiscal year. Kao also continued to achieve improvements in EVA (Economic Value Added)*, having now generated an increase of 30 percent over the three years since the Company implemented EVA as a performance measure. Our objective is to manage for growth and development, in any kind of operating environment.

**Results for Fiscal 2001**

Net sales increased ¥17.4 billion (US$130.6 million), or 2.1 percent, year-on-year to ¥839.0 billion (US$6,296.6 million). Excluding a positive currency translation effect of ¥15.6 billion (US$117.2 million) on overseas sales due to the weakening yen, actual sales growth was 0.2 percent. Sales in Japan decreased year-on-year because of the weak domestic market and lower prices, while solid efforts in businesses overseas contributed to the increase in net sales. Operating income increased ¥4.6 billion (US$34.7 million), or 4.3 percent, year-on-year to ¥111.7 billion (US$838.5 million), and the ratio of operating income to net sales improved to 13.3 percent. Of note, operating income from overseas businesses, including personal care products in North America and Europe, and chemical products in Asia, increased ¥3.5 billion (US$26.4 million) to ¥16.2 billion (US$121.8 million), and made a significant contribution to consolidated earnings. Net income rose by ¥0.8 billion (US$6.4 million), or 1.4 percent, to ¥60.3 billion (US$452.3 million). This increase, coupled with repurchases of the Company's stock totaling approximately ¥57.6 billion (US$432.1 million), resulted in a steady gain in earnings per share to ¥100.43 (US$0.75). In addition, return on equity increased 0.4 percentage points to 13.1 percent. Cash dividends per share applicable to the fiscal year totaled ¥26.00 (US$0.20), compared to ¥24.00 (US$0.18) for the previous fiscal year.

* EVA is a registered trademark of Stern Stewart & Co.

**Enhancing Brand Equity for Core Brands: Shifting from a Defensive to an Offensive Posture**

I think that at times Kao has been concentrating on a defensive posture to achieve its short-term profit targets. As a result, although earnings improved in the consumer products business, we lost market share in certain categories during fiscal 2001. In fiscal 2002, we plan to take a more offensive posture in order to maintain and expand market share for core brands. I believe these efforts to build solid brand equity will lead to further profitable growth.

Kao's strategic focus is to steadfastly maintain the position of our number-one brands, while aggressively working to acquire top status for our number-two and number-three brands. We concentrate management resources such as R&D, marketing and sales expenditures on our core brands to raise their brand strength. The first priority in brand-building is to create innovative and unique products that satisfy customers' needs and desires, and we do so based on the following five principles for product development:

- Usefulness and Value to Society
- Creativity and Originality
- Effective Cost Performance
- Thorough Market and Consumer Research
- Comprehensible Features at Retailers

Faithful adherence to these five principles is required when developing new products that will create new markets as well as new products for existing markets.

I am also glad to see the success of a new approach to product development for overseas markets. Joint development teams formed between Japan and local group companies to create innovative and unique products resulted in hit products during fiscal 2001. Such products included *Naturally Smooth*, a skin lotion developed with The Andrew Jergens Company; *ELUMEN*, a hair color product developed with Goldwell GmbH; and *Feather*, hair care products developed with Kao Consumer Products (Southeast Asia) Co., Ltd.

Our efforts to raise competitiveness also include rationalization of Stock Keeping Units (SKU) and enhancement of supply chain management as well as strengthening category management to better meet the needs of nationwide large-scale distributors. In addition, together with Kao Hanbai Company, Ltd., its exclusive sales company, Kao continues to improve the efficiency of sales activities.

At the end of fiscal 2001, we agreed with Novartis Consumer Health SA to dissolve the joint venture, Novartis Kao Co., Ltd., in Japan. Both companies decided that their initial expectations for achieving profitability were not likely to be met within the time frame originally agreed upon. However, the consumer health care category continues to be a main focus of our efforts to expand Kao's business platform.

**Strengthening and Expanding Overseas Operations**

In the consumer products business, Kao is strengthening operations in Asia primarily by concentrating investment of management resources on selected brands. In China, Kao is continuing to make key investments to streamline infrastructure and strengthen brands, which has supported an increased rate of growth. We are also fortifying our unified regional management structure covering the ASEAN nations, and Chinese-speaking regions including Taiwan, Hong Kong and China. Another initiative is speeding reorganization to raise management efficiency within the region.

In North America and Europe, we are working toward further business expansion. Joint development between operations in these regions and Japan is progressing, and we intend to introduce additional innovative products.

Moreover, Kao continues to aggressively examine opportunities for acquisitions and alliances in both the consumer products and chemical products businesses. In fiscal 2001, Goldwell GmbH acquired KMS Research, Inc., a U.S.-based manufacturer of hair care products for salons, with operations in the United States and Europe. In addition, joint venture ADM Kao LLC completed a pilot plant at the end of January 2002 and has begun discussions with foods manufacturers as potential buyers of diacylglycerol, the key component of *Healthy Econa Cooking Oil*. In the chemical products business, Kao is globally developing and expanding key businesses, including oleochemicals, copier and printer toner/toner binder, and fragrances and aroma chemicals.

**Improving Management Efficiency and Raising Corporate Value**

To continue to ensure fair and transparent management, Kao has brought two external directors into the Board of Directors. At the same time, we have implemented an executive officer system in an ongoing effort to separate supervision and executive responsibilities. As a result, the number of directors has been reduced from 18 to 13 and Kao no longer convenes the Management Advisory Committee, which was introduced in fiscal 2000. Efforts to raise the speed of decision making and operational execution included measures to promote delegation of authority and responsibility and the revision of rules for making decisions at meetings of the Board of Directors and the Executive Committee.

Furthermore, Kao revised its compensation system for board members and corporate auditors in fiscal 2001 to further align their interests with those of shareholders and to facilitate an increase in corporate value. Specifically, the revision includes the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation for directors, and cessation of future provision of allowances for the retirement of directors and corporate auditors. In fiscal 2002, the Company will broaden its stock option system to include executive officers, senior employees and executives at affiliated companies.

With the objective of increasing capital efficiency and earnings per share, Kao is considering the further repurchase of the Company's stock. We also plan to implement the second phase of reforms to our retirement benefit system in order to reduce the future pension cost burden of the Company.

Total Cost Reduction (TCR) activities, ongoing since 1986, are a continuous, company-wide program for improving how Kao operates as a corporation. We intend to build on the strong foundation we have created in placing priority on TCR activities.

**Commitment to Society and the Environment**

Kao is keenly aware of its responsibilities as a member of society and as one of the industry's leading companies in Japan. The Company steadfastly strives to operate according to our code of ethics and corporate principles in an environmentally responsible manner. During the past fiscal year, Kao's support for the community was recognized by Japan's Association for Corporate Support of the Arts. The Mécénat Award for Outstanding Fostering of Talent was conferred for Kao's 19 years of support of the Museum Liaison Committee, an organization of 105 public art museums throughout Japan.

Kao will continue to undertake its mission of creating products that satisfy consumers while implementing management reforms that respond to changes in the business environment. We also intend to devote ourselves to reducing costs and raising operating efficiency as part of our efforts to continuously increase EVA.

Although the market environment may be unpredictable, Kao's commitment to continuously increasing corporate value as a means of generating returns for shareholders remains unchanged. We appreciate the ongoing support of our shareholders and look forward to continuing to earn your trust.

June 27, 2002

Takuya Goto

Takuya Goto
President and Chief Executive Officer

# Solid Fundamentals and a Spirit of Innovation Build Corporate Value

## Reduce Inventory, Avoid Shortages

What do you do when you can't find the product you went to the store to buy? Do you buy an alternative product or go somewhere else? As soon as products are sold out, business opportunities are lost for both manufacturers and retailers. So, why don't they keep more inventory on hand?

The problem with that solution is that holding large inventory to keep shelves stocked represents a huge loss in efficiency. That's the dilemma: how to reduce inventory while keeping shelves properly stocked. Kao has made significant gains in achieving this challenging balance since 1997.

The results have been impressive over the five years from April 1997 to March 2002.

## Excess Inventory: **40**% Reduction

28.2 billion yen ➡ 17.2 billion yen

## Product Shortages: **60**% Reduction

0.10 percent ➡ 0.04 percent

(Data of Kao's consumer products in Japan)

### Concurrent reduction of excess inventory by 40% and of product shortages by 60%. How has Kao done it?

Kao's approach is not simply a matter of cost reduction. With a corporate culture that embraces dissatisfaction with the status quo, Kao employees constantly seek to improve upon improvements, and this attitude has given rise to supply chain management (SCM). Rather than merely slashing costs, Kao aims to build corporate value.

# Corporate Value: The Driving Force Guiding SCM

**Q:** How has Kao been able to reduce both excess inventory and product shortages simultaneously?

**A:** Kao employs historical shipment data covering many years to form a numerical basis for demand forecasts that all divisions can use in coordination with each other.

In business, each division has its own responsibilities as a matter of course. Yet if each division performs only according to its own convenience and priorities, total company efficiency suffers and a number of problems arise.

For example, when procuring raw materials, consolidated purchasing lowers prices, so each division tries to do it whenever possible. By the same token, manufacturing in large lots reduces costly indirect expenses and logistics are less costly when shipping volume is large. Sales departments want to eliminate product shortages to retailers, so they try to maintain sufficient inventory.

When viewed independently, the above efforts appear to contribute to lower costs, but considered all together, it is evident that the emphasis on volume adds up to significant excess inventory.

## So Kao Thought Things Out

Suppose we have an accurate shipping volume forecast for shampoo based on a sales projection for the coming month. Then each division can coordinate its activities to right-size inventory and eliminate product shortages. Of course, accurately predicting the future, even the near future, is difficult without sound information. The demand forecast model Kao has developed provides that near-future shipment volume information.

## Planned Production

Kao has its own specialized sales company, which has access to detailed, day-to-day data for the types and volume of products shipped to retail outlets. Drawing on this collected database of more than one terabyte of information, Kao has developed proprietary technologies for forecasting demand. Our demand forecasts are therefore highly reliable, and have allowed planned production under which each division coordinates activities and keeps inventory to the minimum amount necessary.

This approach to planned production is shown in the chart below. We call it the Plan-Do-Check-Action (P-D-C-A) cycle. First we plan production, shipping and inventory based on the demand forecast (Plan), and execute them (Do). Then we precisely monitor current circumstances and check against the plan (Check), and take action and revise the plan if circumstances so dictate (Action). Seamless coordination between the Plan and Do stages has been one of Kao's outstanding achievements in SCM because it allows the P-D-C-A cycle to run smoothly.


Plan
Do
Check
& Action

Kao's P-D-C-A cycle for supply chain management

## Results

The results of Kao's approach speak for themselves: not only reductions of 40 percent in inventory and 60 percent in product shortages, but also a 16 percent decrease in logistics costs since the implementation of SCM.

# Let's take a look at a case study of the P-D-C-A cycle.

# Plan

**Based on the demand forecast (1), Kao creates an inventory plan (2), production plan (3) and logistics plan (4). Together, these four components form a highly detailed plan.**

## Case Study: What will demand be like for *Attack* in summer 2001?

Kao's flagship product *Attack* laundry detergent was originally launched in 1987 and has been receiving enthusiastic support from consumers. In spring 2001, a new version of *Attack* with microparticle powder was introduced.

Kao's day-to-day implementation of the demand forecast and planning is as follows:

### (1) DEMAND FORECAST

Gather and compile data from shipments in the same period of the previous year and current year-to-date shipment data to formulate demand forecast for projection of future shipment requirements.

*Case: Formulate future demand forecasts for* Attack *based on a review and analysis of relevant data.*

### (2) INVENTORY PLANNING

Use the demand forecast and historical shipment data to automatically determine required inventory levels at 33 product warehouses nationwide.

*Case: Assess requirements for coming two months, which include the traditional summer gift-giving period. A seven-day supply requires use of 80% of production capacity and* Attack *for the gift market must be produced within a time frame of nine to 12 days.*

### (3) PRODUCTION PLANNING

Having established required inventory levels, formulate production planning for each product for a given interval. Take into consideration available production capacity and requirements for the relevant term.

*Case: Production of* Attack *at the Wakayama Plant will occur using full capacity except for a 12 hour period every four days when the plant is offline for equipment inspection. Production for the gift market will begin in 10 days.*

### (4) LOGISTICS PLANNING

Kao's automated logistics system allows automated planning. Shipping volume is set using data derived from up to and including the preceding day for replenishment of inventory at 33 warehouses throughout Japan.

*Case: Not only the necessary number of cases of* Attack *but also even the number of required trucks is determined automatically from the latest inventory data. Fill out truck capacity with other products to raise shipping efficiency.*

* Demand Forecast → Inventory Planning → Production Planning → Logistics Planning — all steps are conducted based on the demand forecast.



# Do

**Once the plans have been determined, Kao moves into action. Ideally, execution goes according to plan, but in cases such as sales campaigns, where results at retail outlets may vary from the demand forecast, Kao can swiftly implement revisions.**



"The numbers show that we're getting the job done according to the production plan better than ever. Sure there's some pressure, but there's also a lot more job satisfaction."

— *Yasumi Mieda*
*Household Production Center*

## Production: Rigorous Adherence to Standards to Keep Production on Plan

The production process for new *Attack* with microparticles involved technological innovation. As a result, Kao was able to consolidate *Attack* production from four locations to two, the Kawasaki Plant in eastern Japan and the Wakayama Plant in western Japan.

Let's take a look at the daily progress reports for the Wakayama Plant during summer 2001, based on reports from the production manager and other key personnel.

Daily Progress Reports at Wakayama Plant:

**June 4, 2001**

- Confirmed quality level of current run and ensured that the equipment is running smoothly.
- Established parameters for packing materials and made sure that the relevant line managers have the raw materials and intermediate materials for the *Attack* production run coming up.

*To do:*

- Inform technology manager of equipment inspection and adjustment planned for afternoon of June 6, 2001.
- In preparation for gift market production, confirm timing, resources, and process. Reconfirm availability of packing materials.

**June 5, 2001**

- Completed quality check of yesterday's *Attack* production and conformance to standard was confirmed.
- Inventoried finished product.

*To do:*

- Continue scheduling and task assignment process and collect reports.

**June 7, 2001**

- Production began as scheduled in the morning.
- Afternoon inspection of equipment confirmed standard performance.

Kao has developed the technology required to keep production runs as short as possible. This allows us to match production timing with the demand forecast, which reduces production of unnecessary inventory. Thus time is allocated according to product demand conditions.





Production



Logistics



Sales



"I get a sense of responsibility when I go to the store and see the products I pulled from inventory lined up on the shelves. That makes me want to do my job right every day."

— *Fujie Yokokawa*
*Shonan Center,*
*Kao Logistics Co., Ltd.*

## Logistics: Kao Responds to Retail Outlet Orders with the Right Product Type and Volume

According to the logistics plan, *Attack* produced at the Wakayama and Kawasaki plants is combined with other products in the trucks and shipped to Kao's 33 warehouses throughout Japan. From there, products are supplied according to retail outlet orders, generally within 24 hours, to destinations including individual stores and joint distribution centers for retail chains.

In Japan, suppliers such as manufacturers or wholesalers typically deliver products store by store, which means the supplier must also have access to distribution equipment. Kao continues to develop the technologies required for sophisticated logistical equipment and low-cost operations.

**Daily Progress Reports at Shonan Logistics Center:**

**June 4, 2001**

- 25,000 cases of consumer products, including 4,000 cases of *Attack*, were warehoused.
- Orders from 630 retail outlets were received and products pulled from warehouses and shipped.
- Finalized loading of trucks for afternoon shipping. Dispatched trucks.

**Attack* almost always ships by the case, but about 20 percent of what Kao ships goes out by piece to meet smaller retailers' needs. Kao's proprietary barcode system ensures selection of the proper product and volume for transfer to the automatic gate at the loading dock. The highly precise system results in fewer than three mistakes per million.



"We keep up a brisk pace of information exchange with retailers, because we recognize the importance of looking beyond the demand forecast and generating feedback as soon as possible on information on upcoming special sales."

— *Toshiaki Yamaguchi*
*Chiba Branch,*
*Tokyô Regional Office*
*Kao Hanbai Co., Ltd.*

## Sales: Capturing Information on Demand in the Near Future

An unexpectedly large order that exceeds inventory is a factor that results in product shortages. Kao avoids this problem by acquiring the right information beforehand.

Under SCM, Kao deploys data from the demand forecast to gather information on potentially large increases in orders from large retail chains at least seven days in advance. Thus Kao is able to adjust the inventory plan, increase inventory in the region in question and prevent product shortages.

One of the most important responsibilities of the key account managers at Kao Hanbai Company, Ltd., which handles sales, is obtaining data for projecting future shipments.

For retail outlets, reducing inventory by receiving the appropriate amount of products when they need it is important, and Kao understands the link between this and product purchases by consumers.

*Attack* with microparticles was launched on April 21, 2001. In general, product discussions begin some two to three months prior to product launch. Here's an idea of how the product discussions developed for the key account manager at a retail chain headquarters.

**Daily Progress Reports for Key Account Manager:**

**March 12, 2001**

- Called on category manager of key drugstore chain to provide information about the new features of *Attack* with microparticles.
- Gave overview of ordering process and other details.

*To do:*

- Based on interest expressed by category manager, discuss details of sales campaign and actual implementation.

*Kao works together with retailers to ensure that sufficient inventory is delivered and lost sales prevented. Regular orders are placed by retailers one day in advance while Kao's "Day 7" project for irregular bulk orders ensures proper inventory adjustment to meet unusual demand.

# Check & Action

**The demand forecast and inventory plan are revised automatically according to actual daily shipping data by product. Shipments to each warehouse under the shipping plan are also revised automatically. Moreover, changes in the demand forecast necessitate revisions to the production plan. Every effort is made to confirm that each division is operating according to plan and instructions, and the progress is displayed on six SCM monitors at the Logistics Division. The Logistics Division uses the SCM monitors to confirm each day's activity and provide guidance and instructions to each division.**

**June 4, 2001, 8:30-9:15**

Seventeen people that handle logistics are gathered in front of the SCM monitor to check the usual conditions. They start with core product *Attack*, and find no problems whatsoever — everything is unfolding according to plan.

There's a product shortage of 12 cases of hair color in Kyushu. A close look reveals that the Kumamoto Distribution Center has received an order for 20 cases from a local supermarket. The largest daily shipment during the past year has been 15 cases, and a call to confirm with the Store Advisers (SA) in charge indicates a strong possibility that the retailer may have made an ordering error. Tracking other confirmations and reports indicates three other product shortages. Reasons are identified and responses formulated; it's all part of the daily check of current conditions.

**June 5, 2001, 9:30-11:00**

The head of overseas operations and the head of the logistics division attend a meeting to discuss the potential for Kao Corporation Shanghai to use the demand forecasting technology developed for SCM. They decide to begin using it in December 2001. (After December 2001, the official implementation of this system at Kao Corporation Shanghai generates measurable results.)



Kao complements its focus on introducing high-value-added products with a nationwide sales system in Japan and activities to energize the retail environment and target markets.

SCM Monitors

# An Overview of Kao's Logistics Division — Tadao Matsumoto on the Aims and Results of SCM

Kao's achievements in SCM stem from the following factors:

- A detailed database covering historical product shipment and volume information.
- Proprietary technology developed to generate demand forecasts using this database.
- The ability of planned production to create uninterrupted linkage between instructions and execution and the smooth execution of the P-D-C-A cycle.
- The combination of its own sales company and the logistics system give Kao the necessary strengths in hardware and software.


Tadao Matsumoto
Executive Officer, Global Logistics

I believe SCM has two primary aims. The first is to reduce inventory to improve the balance sheet. The second is to cut logistics costs to improve cash flow and income reported on the income statement. These are keys for Kao to improve EVA.

Of course, technological support is necessary to implement SCM. Specifically, (1) technology that can generate reliable forecasts for shipments; (2) technology for creating plans based on demand forecasts that support efficient, effective execution; (3) technology for accurate execution according to plan in each function, such as production, logistics or cargo handling; and (4) technology that helps the entire system run smoothly.

Recent advances in information technology (IT) have enabled highly detailed database investigation, which in turn has increased the importance of skilled people who can design businesses using IT. The mechanics of Kao's SCM are designed to support judgment based on a macro view created from micro data.

Kao's sales company system allows us to grasp shipments to retailers in detail, and we constructed our database using this information. Highly skilled technicians have played a key role in allowing us to employ our database in SCM. The Kao Group has also worked to effectively implement a unique logistics system required by the Japanese market, creating a smoothly functioning system of planning, instructions and execution.

Results gained by pooling the strengths of each division are clear.

**Reduction of Inventory and Shortages**
(Consumer products in Japan)



Billions of yen
%
Inventory
Shortages
30.0
20.0
10.0
0.0
0.15
0.10
0.05
0.00
28.2
17.3
0.04
1st half 1997
2nd half 1997
1st half 1998
2nd half 1998
1st half 1999
2nd half 1999
1st half 2000
2nd half 2000
1st half 2001
2nd half 2001
(Fiscal years ended March 31)


However, this is not the end point. Our final goal of SCM is to ensure that management uses objective information rather than relying on individual judgment and intuition to make decisions.

Moreover, SCM technologies are universally applicable to everyday products and processed food products for which manufacturing can be planned. Kao Corporation Shanghai can therefore employ SCM technologies to obtain the same results that have been achieved in Japan. Looking forward, Kao intends to implement SCM in other countries.

Kao will continue making improvement upon improvement, not only to the products we launch, but also through various company activities to increase corporate value over the long term for the benefit of our shareholders and all other stakeholders.

# Kao at a Glance

| | | | |
|---|---|---|---|
| Net sales | ¥839.0 billion | (US$6,296.6 million) | +2.1% year-on-year |
| Operating income | ¥111.7 billion | (US$838.5 million) | +4.3% year-on-year |
| Net income | ¥60.3 billion | (US$452.3 million) | +1.4% year-on-year |



SALES BREAKDOWN BY CATEGORY
Chemical Products
16.6%
Cosmetics Sofina
8.8%
Consumer Products
74.6%
NET SALES (Billions of yen)
Total Net Sales
1998
1999
2000
2001
2002
OPERATING INCOME (Billions of yen)
Total Operating Income
Consumer Products
Cosmetics Sofina
Chemical Products
(Years ended March 31)


Note: 1. Separate information for net sales and operating income of Cosmetics *Sofina* is presented starting from the fiscal year ended March 31, 1999.

2. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

## Consumer Products

(Billions of yen)

| | |
|---|---|
| **Japan** | **¥495.9** |
| Personal Care Products | 166.9 |
| Laundry and Cleaning Products | 246.7 |
| Hygiene and other | 82.3 |
| **Asia/Oceania** | **59.4** |
| **America/Europe** | **76.2** |
| **Eliminations** | **(5.4)** |
| **Total** | **¥626.0** |

Net sales rose by 3.0 percent year-on-year to ¥626.0 billion (US$4,698.3 million) and operating income rose by 3.1 percent to ¥88.8 billion (US$666.1 million). Although sales in Japan declined slightly, sales overseas rose due to such factors as the addition of P.T. Kao Indonesia to consolidation, the influence of the weaker yen, and the contribution of new products in North America and Europe. Excluding the effect of currency translation, net sales increased 1.3 percent. The Company continues launching new and improved products to meet consumer needs.

## Cosmetics *Sofina*

(Billions of yen)

| | |
|---|---|
| **Total** | **¥74.2** |

Net sales increased by 2.2 percent to ¥74.2 billion (US$556.7 million) and operating income rose 69.3 percent to ¥4.8 billion (US$36.0 million). Despite declines in both volume and unit prices in this market, Kao was able to increase sales and operating income. New and improved products were well received by consumers. Cost reduction activities contributed to improved operating income.

## Chemical Products

(Billions of yen)

| | |
|---|---|
| **Japan** | **¥ 98.4** |
| **Asia/Oceania** | **35.2** |
| **America/Europe** | **46.8** |
| **Eliminations** | **(17.6)** |
| **Total** | **¥162.8** |

Net sales decreased by 3.0 percent to ¥162.8 billion (US$1,221.8 million), although operating income remained about the same as the previous year at ¥17.7 billion (US$132.9 million). The sales drop was largely due to production and inventory adjustments made by industrial customers in Japan. The decline in operating income from domestic business was offset by an increase in overseas businesses. The Company continues to compete on a global level in this challenging market.

# MAJOR PRODUCTS

## PERSONAL CARE PRODUCTS IN JAPAN

- Soaps
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Skin care
- Body care products
- Oral care products
- Bath additives and others



## LAUNDRY AND CLEANING PRODUCTS IN JAPAN

- Laundry detergents
- Fabric softeners
- Bleach
- Laundry finisher
- Dishwashing detergents
- House cleaning detergents
- Paper cleaning products and others
- Pet care products



## HYGIENE PRODUCTS IN JAPAN

- Sanitary napkins
- Disposable diapers
- Baby wipes
- Incontinence products
- Hygiene care products



## FOOD PRODUCTS IN JAPAN

- Healthy cooking oil
- Healthy dressing



## COSMETICS *SOFINA*

- Facial cleansers
- Basic care
- Special care
- Foundation
- Make-up








## CONSUMER PRODUCTS IN ASIA AND OCEANIA

- Soaps
- Facial cleansers
- Body cleansers
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Laundry detergents
- Fabric softeners
- Bleach
- Dishwashing detergents
- Household cleaning detergents
- Paper cleaning products
- Sanitary napkins
- Disposable diapers



## PERSONAL CARE PRODUCTS IN NORTH AMERICA AND EUROPE

- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Soaps
- Professional hair care products
- Lotions
- Body cleansers
- Facial care
- Antiperspirant/deodorant


Curél

## CHEMICAL PRODUCTS

- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances and aroma chemicals
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles





**The launch of *Biore Moisture Care Lotion* is representative of Kao's drive to make Biore a skin care brand.**

## FOCAL POINTS

- **Raise market position of core brands through new products and improvements backed by effective marketing strategies.**
- **Allocate management resources effectively to further reduce costs and improve profitability.**

## Operating Environment and Performance

Ongoing price decreases and the introduction of global brands made conditions increasingly competitive in the Japanese personal care market. Products for sensitive skin and hair coloring have emerged as segments with the strongest growth potential. Kao's 20 percent reduction in the number of stock keeping units (SKU), equivalent to 3 percent of total sales of personal care products, resulted in a slight decrease in sales in this segment. However, Kao's success at maintaining strong positions in its chosen market segments with new and improved product launches contributed significantly to increased operating income.

## Fiscal 2001 Initiatives and Results

During fiscal 2001, Kao substantially increased market share for many of its core brands. The *Blauné* line of home hair coloring products has met with solid consumer response, and its share of the hair coloring market has expanded accordingly. *Clear Clean* strengthened its leading position as the number-one brand in the toothpaste category. The positioning of *Bub* as a health-oriented bath additive coincided with increased consumer attention to health in general, which helped to drive share gains in tandem with the introduction of a new fragrance line extension. Sales of the *Curél* line of sensitive skin care products increased, a result of the careful thought Kao has put into building this brand. Dramatically improved *Merit* and *Essential* shampoo and conditioner brands also made a significant contribution to results.

SKU reduction was aimed at creating a more concentrated, effective product lineup by weeding out low-profit items.

## Fiscal 2002 Issues and Objectives

Expanding *Bioré* offerings in the skin care segment is an objective for fiscal 2002. Kao is building outward from *Bioré's* strength in the facial wash segment to build *Bioré* as a total skin care brand. Kao will also strengthen the brand value of the *Essential* and *Merit* shampoo and conditioner brands. In the oral care segment, Kao will fortify *Clear Clean's* position as the segment's number-one brand.

### Solid Performers



*Essential Damage Care* (left) received strong support from young women. *Merit* (right) was improved and launched as a new, mildly acidic family shampoo.



*Bub Cherry Blossom Scented*, launched in fall 2001, performed well and contributed to overall *Bub* brand sales.

# Laundry and Cleaning Products in Japan



Innovative Kao technology in improved *Attack* detergent with microparticles is expected to further strengthen the flagship brand.

## FOCAL POINTS

- **Strengthen leading brands with new and improved product launches.**
- **Promote further market growth by introducing value-added and functional products developed through innovative R&D.**
- **Counter increasing price competition through effective marketing strategies and continued cost reductions.**

### Operating Environment and Performance

A contraction of the gift market reduced sales volume slightly, while the deflationary environment continued the downward pressure on sales prices. Kao's sales decreased slightly year-on-year, although operating income increased.

### Fiscal 2001 Initiatives and Results

Kao emphasized new product launches and product improvements to strengthen core brands. An improved version of *Attack*, launched in April 2001, employs air pockets in microparticles of detergent so they dissolve faster and clean clothes better. The improvement received enthusiastic consumer support and strengthened the *Attack* brand's number-one market position. Kao also changed *New Beads* to a microparticle format in fall 2001. Clearly differentiated from *Attack*, *New Beads* has also proven popular with consumers because it has a phosphorus-free formulation, contains bleach and makes clothes smell good. As a result, combined sales of *Attack* and *New Beads* increased over the previous fiscal year.

*Family Power Gel*, a household dishwashing detergent launched in March 2001, received consumer support because of its powerful cleaning abilities and long-lasting suds. This product helped Kao drive share gains and recapture a strong position in the dishwashing detergent market.

*Haiter Mildew Remover Strong*, an anti-mildew agent launched in March 2001, offers consumers greater value than existing products because of its power to eliminate even the most stubborn mildew. Its effectiveness vaulted it into the leading market position in its category.

*Emal*, a home cleaning product for delicate fabrics, was the top brand in its category throughout the fiscal year. Sales of *Kitchen Wonder Drain Slime Remover* exceeded initial expectations and contributed to sales.

Pet care products, which Kao began selling in fall 1999, are earning a strong reputation among consumers.

### Fiscal 2002 Issues and Objectives

Reinforcing the value of core brands, including *Attack*, the *Humming* line of fabric softeners, *Quickle* cleaning products and *Magic Clean* household cleaners, will be a primary theme for fiscal 2002. Kao will also fortify the position of its number-one brands in the dishwashing detergent, delicate wash and anti-mildew categories. Another objective for the fiscal year will be nurturing and expanding new product lines, including kitchen cleaners such as *Kitchen Wonder Drain Slime Remover* and pet care products.

#### Solid Performers



*Haiter Mildew Remover Strong* received solid consumer support because of its enhanced cleaning power.



*Family Power Gel* generated a favorable response for its high level of cleaning power that only a gel can provide.


ロリエ
スーパーガード

*Laurier Super Guard* shorts-type offered an option to consumers seeking more peace of mind than conventional nighttime sanitary napkins provide.

**FOCAL POINTS**

- **Improve management efficiency to raise competitiveness and profitability.**
- **Strengthen position in growth segments to counteract market contraction.**
- **Provide innovative, high-value-added products that respond to changing consumer needs.**

## Operating Environment and Performance

The overall hygiene products market continued to contract during fiscal 2001. Sales and volume of sanitary napkins and disposable baby diapers declined as falling prices exacerbated continuing decreases in the relevant consumer population and lower usage resulting from improved product performance. Conversely, the number of people aged 65 and older, and consequently the market for adult incontinence products, continued to increase. Kao's total sales of hygiene products decreased, as did operating income in this segment.

## Fiscal 2001 Initiatives and Results

In the sanitary napkin category, Kao strengthened its lineup of standard-type napkins and raised price competitiveness, while building its market position and adding to its lineup of high-value-added products. Sanitary shorts underwent a thorough revision. Consumers responded favorably to *Laurier Super Guard EX-L*, a new sanitary product they can use with confidence throughout the night because of its heightened leakage protection and improved fit. However, the large number of competitors now participating in this category caused sales to decline slightly. A new shorts-type napkin received strong interest from consumers concerned about leakage during nighttime use.

In fall 2001, Kao executed a thorough upgrade of the *Merries* and *Merries Pants* diaper lines. The adoption of side gathers made *Merries* easier to put on and improved fit, while *Merries Pants* were improved by cutting leg gathers lower on the thigh to prevent leakage. These improvements supported increased market share in the pants-type segment of the baby diaper market.

In the adult incontinence products segment, in fall 2001 Kao launched a product featuring anti-bacterial deodorant pads that was well received in this highly competitive market. For the nursing care sector, Kao began marketing an absorbent pad for nighttime use that provides both protection and comfort as it prevents leakage. Results were favorable in the hospital and institutional sectors, and overall sales in this category increased year-on-year.

## Fiscal 2002 Issues and Objectives

For sanitary napkins, Kao will carry out thoroughgoing improvements with the global market in mind. Innovations that further improve hygiene in nursing care will be a particular focus for adult incontinence products, including an anti-bacterial deodorant function and innovative gathers to prevent leakage. Also, a new service started in April 2002 offers individualized advice as part of Kao's continuing efforts to provide support that meets the specific needs of those in the nursing care field. The new service will also help to strengthen Kao's brands.

### Solid Performers



Well received for its convenience of use, *Kao Deodorant Liner* prevents urine leakage with a sanitary napkin-like feel.



*Merries Pants Leakage-prevention Slim* offers speedy absorption and improved triple leg guards that prevent leakage.

# Food Products in Japan





***Healthy Econa Cooking Oil — For Prevention of Fat Deposits*** **(left) created the market for highly functional oils, and the launch of *Healthy Econa Cooking Oil — For Lower Cholesterol* (right) has helped drive gains in sales and market share.**

## FOCAL POINTS

- **Drive market share gains for the *Healthy Econa* brand through product lineup expansion and a co-branding program.**
- **Use the recommendations of a nationwide organization and health care professionals to promote the benefits of diacylglycerol.**

### Operating Environment and Performance

The cooking oil market contracted during the fiscal year, with sales decreasing in the gift market in particular. Only healthy, functional oils generated growth in this crowded market. Kao's sales and operating income in the food business increased strongly, even in the shrinking gift market.

### Fiscal 2001 Initiatives and Results

Following *Healthy Econa Cooking Oil — For Prevention of Fat Deposits*, which has been a hit product since its launch, the March 2001 introduction of *Healthy Econa Cooking Oil — For Lower Cholesterol* expanded sales at a rapid pace, driving market share significantly higher. *Healthy Econa Dressing*, launched in February 2001, gained a solid market share in its first full fiscal year of sales.

### Fiscal 2002 Issues and Objectives

In January 2002, a major food company launched a product containing *Healthy Econa*, exemplifying Kao's efforts to initiate co-branding agreements. Two additions to the *Healthy Econa Dressing* line in March 2002 are expected to support market share gains in the salad dressing category. Cooperation with manufacturers of products containing *Healthy Econa* and retailers in a cross-merchandising program to display products together at shop fronts is expected to further strengthen the *Healthy Econa* brand.

Solid Performers



Kao has rounded out the *Healthy Econa Dressings* lineup with the addition of *Chinese Roasted Sesame* and *Herb French* flavors.


Cosmetics Sofina



**The addition of a selection of foundation products helped to broaden the *est* customer base in fiscal 2001.**



**FOCAL POINTS**

- **Strengthen existing brands in the basic care and foundation categories.**
- **Expand the *est* brand for the department store channel to acquire new customers and further raise the overall prestige of the *Sofina* brand.**
- **Continue with TCR activities to improve profitability in the cosmetics business.**

## Operating Environment and Performance

Sales and unit volume of prestige cosmetics continued to decrease. In contrast to the overall market, both sales and operating income of Kao's brands increased year-on-year. Maintaining appropriate inventory at stores to reduce product returns, cost reductions and improved efficiency contributed to the increase in operating income.

## Fiscal 2001 Initiatives and Results

Increased emphasis on counseling activities for *Sofina UV Cut* and basic care products supported sales gains. Improvements were made to *Grace Sofina* in spring 2001 and to *FineFit* in fall 2001, resulting in strong sales of both products. The *est* brand, which is marketed exclusively in department stores, attracted an increased number of customers for its skin care products. Moreover, the launch of a new foundation product in fall 2001 also helped the *est* brand acquire customers.

In the special care category, *Wrinkle Seraty* sold well after undergoing a renewal in October 2001 that improved its ability to firm and tone around the eyes and mouth. *AUBE* makeup exhibited progress during the first half of the fiscal year, but intensified competition made the second half difficult.

## Fiscal 2002 Issues and Objectives

The *Sofina* brand will be revitalized during fiscal 2002 to reaffirm its emphasis on skin care. Whitening products were completely revamped in spring 2002, and Kao will work to further expand the *est* customer base. TCR activities will continue to strengthen the profitability of the cosmetics business.

### Solid Performers





Launches included improved versions of *Wrinkle Seraty* (left and middle) in fall 2001 and *Whitening Deep Science* (right) in spring 2002.

The *Laurier* brand sold in China is representative of efforts to unify and improve package design throughout Asia.

## FOCAL POINTS

- **Work continuously to establish brands to increase equity and expand market presence.**
- **Improve profitability by stressing greater efficiency in every aspect of regional management.**
- **Share know-how and success stories among all subsidiaries to accelerate management innovation.**

### Operating Environment and Performance

The overall economy of the region suffered a downturn due to U.S. economic stagnation. In addition, intensifying competition among international manufacturers and pressure from global retailers led to a sharp drop in product prices. In China and ASEAN countries, Kao achieved healthy sales growth. However, the economic downturn in Taiwan caused sales and operating income to decrease marginally. Strategic investment in marketing in China resulted in decreased operating income.

### Fiscal 2001 Initiatives and Results

In the hair care business, Kao concentrated on two brands, *Sifoné* in China, Hong Kong and Taiwan and *Feather* in ASEAN countries. Both brands showed healthy growth, although overall hair care sales decreased. In the skin care business, Kao continuously focused on expanding sales of *Bioré*. Facial cleanser sales were higher, although restructuring of other brands restrained total sales growth. Improvements to the surface material and design of *Laurier* sanitary napkins helped to maintain Kao's market position. The introduction of *Attack* in certain countries with the same package design as in Japan was aimed at promoting global brand linkage.

In Taiwan, changes to the sales organization, including restructuring, helped to increase efficiency, overcome local economic difficulties and deal with changes in the retail business structure. To improve efficiency in the region in light of factors such as the formation of AFTA (the ASEAN Free Trade Area) and the admission of China and Taiwan to the WTO, Kao made some changes in allocation of production sites. These included shifting sanitary napkin production from Taiwan to Shanghai.

### Fiscal 2002 Issues and Objectives

Kao will focus investments on selected core brands including *Sifoné* and *Feather* in hair care, *Bioré* in skin care, *Laurier* in sanitary products and *Attack* in laundry detergent. Efforts to strengthen *Sifoné* will start with shampoo, and *Bioré* will add a new product line. In China, Kao plans continued strategic investment to establish brands and achieve growth. Kao will also revise its production network to foster higher efficiency and cooperation among facilities. Strengthening regional marketing in ASEAN countries will bring activities closer to local consumers.

### Solid Performers



*Bioré Facial Foam* has promoted the concept of mildly acidic skin care among Asian consumers.



The launch of improved *Feather* shampoo and conditioner generated solid sales in Thailand.

# Personal Care Products in North America and Europe

*ELUMEN* is a new type of hair color developed through Kao's technology and Goldwell's color expertise.

**FOCAL POINTS**

- **Increase coverage of the core skin care market in North America.**
- **Raise brand equity through synergy between Kao's technology and the marketing expertise of The Andrew Jergens Company.**
- **Expand the geographical scope of Goldwell GmbH.**

## Operating Environment and Performance

In North America, the facial care market expanded, while the market became increasingly polarized between premium and economy products. In Europe, the hair care market continued to grow, although at a slower rate. Overall, Kao's sales in North America and Europe improved solidly year-on-year. Operating income also increased, led by The Andrew Jergens Company.

## Fiscal 2001 Initiatives and Results

In the United States, the May 2001 launch of shave minimizing moisturizer *Naturally Smooth*, which is marketed under the *Jergens* brand, met with enthusiastic acceptance by women. *Skin Firming Moisturizer* was also well received by consumers.

In Europe, the integration of Kao technology and Goldwell GmbH expertise resulted in a completely new hair color product, *ELUMEN*. Launched in Germany in fall 2001, this new product performed solidly. Guhl Ikebana GmbH revised the design of its shampoo and conditioner products and added items to its product lineup. Sales and profit were firm as a result.

## Fiscal 2002 Issues and Objectives

In the United States, Kao will strengthen the *Bioré* line of moisturizers in moving from a focus on cleansing to a total skin care brand. Moreover, a new design will be implemented ranging from facial cleanser and facial care products to *Bioré Pore Strips* to expand cross-generational penetration beyond the core younger consumer market. The shave minimizing moisturizer concept, which proved so successful for Jergens, will be added to the *Curél* and *Bioré* lines to develop this new product category. Concurrently, the functionality of Jergens' *Naturally Smooth* will be increased to solidify its market position. The first major initiative for *ban* antiperspirant/deodorant since its acquisition by Kao will involve revamping the brand to make it more appealing to target consumers.

In Europe, in February 2002 Goldwell acquired U.S. firm KMS Research, Inc., a manufacturer of hair care products, including its manufacturing and distribution partner in Europe, KMS Research Laboratories (UK). The integration of Kao's superior hair care technology and the brand value and know-how of the beauty salon business accumulated in Europe and North America is expected to generate powerful synergy. Guhl Ikebana GmbH will strengthen operations in its home market of Germany while expanding its presence in Eastern Europe.

### Solid Performers



Jergens *Naturally Smooth* met the need of American women for a product that allows them to shave less often while it moisturizes.


ban

The design of *ban*, including the logo, was revitalized to make it more youthful.





A new design supported strong sales of premium hair color product *Guhl*.

# Chemical Products

Combined production capacity of fatty alcohol in Malaysia and the Philippines ranks Kao among the top producers worldwide.

**FOCAL POINTS**

- **Maintain strengths in core businesses and increase specialty chemicals in the product lineup.**
- **Benefit from global production and market-specific product development capabilities.**
- **Concentrate selectively on high-margin products and businesses where Kao has a competitive advantage.**

## Operating Environment and Performance

Global market conditions weakened during the fiscal year, and conditions in Japan were especially challenging. Companies focused on their most profitable businesses, resulting in increasing competition. The decrease in Kao's domestic sales was covered by sales outside Japan, and operating income remained unchanged from the previous year.

## Fiscal 2001 Initiatives and Results

Strong efforts, especially in Europe, kept sales level with the previous fiscal year. While sales in Asia decreased, fatty alcohols produced in Malaysia supported profitability. Sales and operating income in Japan decreased due to lower demand from industries.

Kao competed aggressively in the three core fields of oleochemicals, surfactants and specialty chemicals. Copier and printer toner and synthetic fragrance operations in Spain performed well. Sales of fatty alcohols manufactured in Malaysia decreased as the lower raw material costs put downward pressure on prices, but profitability remained at the level of the previous year.

Kao also invested in raising the global competitiveness of its chemical business. Construction of a new toner plant in the United States and installation of new toner binder production equipment at the Kashima plant in Japan and in Spain were completed. As a result, Kao fortified its global production network. Kao also increased production capacity of synthetic fragrances in Spain, and new investment at Kao Chemical Corporation Shanghai was directed to ester production facilities for personal care products.

## Fiscal 2002 Issues and Objectives

In the area of specialty chemicals in particular, with further investments, Kao continues global expansion of the business.

A new ester plant for polyurethane at Zhongshan Kao Chemicals Limited in China will begin production.

### Solid Performers



State-of-the-art aroma compound facilities in Spain.



Kao's toner and toner binder are in wide use around the world.

# Environmental Activities

## Environmental Philosophy and Policies

Kao's basic philosophy as a manufacturer is to keep the environment in mind when making its products, and environmental protection on a global scale is one of our most important tasks. We are committed to creating and delivering to consumers products with minimal impact on the environment. To fulfill this commitment, we focus our activities on the "three Rs:" reduce, reuse and recycle.

## Kao's Environmental Initiatives

### Environmental Management System

By April 2001, all of Kao's domestic production facilities had obtained ISO 14001 certification. We will use this environmental management system as the basis for improving our total environmental performance.

### Development of Products with Minimal Environmental Impact

Kao's environmental commitment starts with reducing the amount of raw materials used by making its products more concentrated and compact.

One of Kao's key products, *Attack* laundry detergent, created a sensation when it went on sale in 1987 because of its advanced cleaning power and compactness — just one-quarter the size of other detergents at the time. This product also contributed to Kao's reduction of energy usage and packaging materials.

Following *Attack*, Kao broadened its emphasis on making eco-conscious products. Exemplifying our continuing product improvements, a further concentration of *Attack* in 1995 reduced the amount used for one load to only 20g. In fiscal 2001, Kao relaunched an improved version of *Attack* that reduces surfactants by 30 percent.

Future considerations will include:

- Introducing life cycle assessment (LCA) as a method for quantitative evaluation of environmental impact throughout the product life cycle, from procurement and production to consumption and disposal.
- Practice green procurement based on risk assessment of raw materials.

## Energy Conservation and Reduction of Carbon Gas Emissions

The graphs show Kao's progress in reducing energy usage and carbon dioxide emissions.

Over the last several years, Kao has steadily reduced the unit index of energy consumption and carbon dioxide emissions, although they had still been increasing in terms of absolute amount. However, Kao has also been able to lower absolute values by switching from fuel oil to natural gas for co-generation facilities, raising energy efficiency, and promoting reallocation of facilities.

Kao's current targets for energy consumption and waste volume have already been achieved. New targets have therefore been set for these items, and a target for carbon dioxide emissions has been added.

Kao will continue to reduce its energy and resource consumption and carbon dioxide emissions by installing co-generation facilities and switching fuel to liquefied natural gas.

## Pollutant Release and Transfer Register (PRTR)

The Chemical Substance Management Promotion Law in Japan will require PRTR reporting of emissions levels of listed chemicals from fiscal 2002. During fiscal 2001, Kao used 59 listed chemicals. Total emissions of such chemicals during the year were 199,000 tons, with 78 tons of emissions into the air and virtually no disposal into drainage.

For substances emitted into the air in large volumes, Kao has established measures to reduce emissions to less than one ton annually per plant. As a result, the emissions were substantially reduced in fiscal 2001, nearly meeting the target.

**Trends in energy consumption**

Kerosene / Type A heavy oil / Type C heavy oil / LNG (liquefied natural gas) / Waste oil, etc. / Electricity (crude oil equivalent) / Unit value added index

Energy consumption (crude oil equivalent, thousand KL) — Unit value added index — '90 '97 '98 '99 '00 '01

**Trends in $CO_2$ emissions**


Emission
Unit value added index
Emissions (thousand tons)
Unit value added index
'90 '97 '98 '99 '00 '01

**Emissions and result of reduction of substances subject to PRTR**

Dichloromethane / Chloromethane / Toluene / 2-Aminoethanol / Hexane

Emissions (tons) — '97 '98 '99 '00 '01

Note: Consolidated basis

**Technical innovation of *Attack* laundry detergent to reduce environmental impact**

| | Before 1986 | 1987 | 1995 | October 2000 | March 2001 |
|---|---|---|---|---|---|
| | Conventional detergents | *Attack* concentrated detergent | *Attack* greater concentration | *Attack* *Sheet-type* | *Attack* microparticles |
| Amount of detergent used in 30 liters of water | 40g | 25g | 20g | 15g | Surfactants reduced by 30% compared to previous *Attack* |

## Waste Reduction

Kao is working to reduce waste output, and started a waste reduction project in April 2001 at each of its domestic plants.

In fiscal 2000, the amount of waste generated (including items with value other than products) increased slightly compared with the previous fiscal year, but final disposal volume decreased by 100 tons to 4,500 tons. This represents a reduction of 22 percent compared to fiscal 1990 levels, achieving our previous target. We have set a new target of reducing the final disposal amount to less than 15 percent of fiscal 1990 levels by fiscal 2010, and will continue actively working to reduce both waste generated and final disposal.

## Environmental Accounting

Kao has disclosed the amount of its capital investment for environmental measures each year since 1973. Two years ago, the Company introduced environmental accounting.

Environmental accounting is a system for clarifying the costs of environmental protection by classifying the contents of capital investment and other necessary expenses. Kao began counting these expenses in fiscal 1999, and tabulated the results for the third time in fiscal 2001. Results for the first two times were based on the Environment Agency's "Guidelines for Introducing Environmental Accounting Systems." However, classifications of certain costs have been changed in accordance with the "Environmental Accounting Guidelines for 2002" released by the Ministry of the Environment in March 2002.

### (1) Method of Counting Results for Fiscal 2001

1) Based on the Ministry of the Environment's "Environmental Accounting Guidelines for 2002"
2) Tabulate investment and expenses (including depreciation of equipment) for environmental activities
3) The tabulation encompasses Kao and four of its domestic consolidated subsidiaries, for the period from April 1, 2001 through March 31, 2002.

### (3) Environmental Preservation Costs

- In fiscal 1999, the main component of investment was pollution prevention (reduction of emissions subject to the Pollutant Release and Transfer Register Law). In fiscal 2000, the main components shifted to environmental protection (energy conservation) and upstream and downstream investment (production facilities for refill products), and in fiscal 2001 to resource recycling (resource conservation, waste treatment).
- Expenses increase every year, albeit gradually. The increase in fiscal 2000 was due mainly to expansion of R&D staff, while the increase in fiscal 2001 was due mainly to expenses for recycling resources (waste treatment costs) and upstream and downstream costs.

  Recycling consignment costs to comply with the Container and Packaging Recycling Law are expected to increase.

For further details, please see Kao's *Environment, Safety and Health Report* at **http://www.kao.co.jp/e/corp-e/responsible/**

### Substance Flow through Business Activities (in fiscal 2001)



Product Development
Raw materials 887 thousand tons
Packaging materials 126 thousand tons
Circular usage of substance 53 thousand tons
Total energy (converted to crude oil) 224 thousand KL*1
Breakdown: Electricity (converted to crude oil) 52 thousand KL*1
Fuel (converted to crude oil) 172 thousand KL*2
Water 12,500 thousand tons
Circular usage of water (assumption) 240 thousand tons
Production
CO2 emission 533 thousand tons*3
Total SOx emission 79 tons
Total NOx emission 889 tons
Total effluence 10,700 thousand tons
Total COD 79 tons tons
Total waste 44 thousand tons
(Construction waste 6 thousand tons)
Final disposal 5 thousand tons
Logistics
Total traffic volume 524 million tons km
CO2 emission for transportation 66 thousand tons
SOx emission for transportation 25 tons
NOx emission for transportation 559 tons
Consumption Disposal
Total waste of packaging materials 69 thousand tons*4
Composition: Plastics 64%
Paper 31%
Metals and glass 5%


*1) Electricity, heavy oil, light oil, kerosene, LNG equivalent to the amount of crude oil
*2) Heavy oil, light oil, kerosene, LNG equivalent to the amount of crude oil
*3) Equivalent to $CO_2$, including electricity
*4) Amount of each packaging material waste generated by households

### (2) Environmental Preservation Costs for Fiscal 2001

(Millions of Yen)

| Category | | Main activities | Investment | Cost* |
|---|---|---|---|---|
| Cost by business area | | | ¥1,475 | ¥3,691 |
| Breakdown | 1. Pollution prevention | Prevention of air and water pollution, responding to PRTR | 512 | 1,577 |
| | 2. Preservation of the global environment | Energy saving | 313 | 155 |
| | 3. Resource circulation | Processing and disposal of waste | 650 | 1,959 |
| Costs incurred during upstream and downstream production process | | Product recycling, packaging recycling and the manufacture of products in an environmentally responsible manner | 228 | 2,384 |
| Costs of management activities | | Obtainment and maintenance of ISO, education and environmental management | 10 | 868 |
| Costs of research and development | | Development of products in an environmentally responsible manner | 269 | 2,117 |
| Costs of social activities | | Beautification activities and publicity about environmental activities | 0 | 135 |
| Costs of amendment of environmental damages | | | – | 0 |
| Total | | | ¥1,981 | ¥9,194 |

* Costs include depreciation allowances.

- The total investment amount was ¥1,981 million. The main items in this were construction of a new incinerator at the Kawasaki Plant, construction of new cogeneration facilities at the Sakata Plant, and a pilot plant for research of functional powder manufacturing processes to make effective use of resources.
- Total cost was ¥9,194 million. The main components of this total were R&D personnel expenses, waste treatment consignment expenses, depreciation costs for environmental product manufacturing facilities, and container recycling consignment expenses.

# Board of Directors, Executive Officers and Corporate Auditors

## Board of Directors



**Takuya Goto***
President and Chief Executive Officer, Representative Director



**Toshio Hoshino***
Senior Executive Vice President, President, International Consumer Products, Representative Director



**Takahiko Kagawa***
Executive Vice President, President, Kao Hanbai Company, Ltd., Representative Director

**Yasuo Idemitsu***
Executive Vice President
Global Production and Engineering

**Akio Tsuruoka***
Executive Vice President
Global Purchasing

**Shozo Tanaka***
Executive Officer
President, Global Personal Care

**Kuniaki Watanabe***
Executive Officer
President, Global Chemicals

**Nobuatsu Higuchi***
Executive Officer
President, Greater China

**Naotake Takaishi***
Executive Officer
Senior Vice President
Global R&D

**Motoki Ozaki***
Executive Officer
President, Global Fabric and Home Care

**Shunichi Nakagawa***
Executive Officer
Legal-Global

**Akishige Okada****
Chairman of the Board, Sumitomo Mitsui Banking Corporation

**Sakie T. Fukushima****
Representative Director and Regional Managing Director, Japan, Korn/Ferry International

* Holds the post of Executive Officer concurrently
** Outside Director

## Executive Officers

**Toshio Hirasaka**
President
Cleanliness and Sanitation

**Masatoshi Kitahara**
Global Communications

**Tadao Matsumoto**
Global Logistics

**Tetsuya Imamura**
President
Global Health Care

**Masateru Kanazawa**
Global Marketing Service

**Toshio Takayama**
President
Global Prestige Cosmetics

**Akio Kimura**
Vice President
Global R&D

**Norihiko Takagi**
Global Human Capital Development

**Takuo Goto**
Vice President
Global Production and Engineering

**Hiroshi Kanda**
President
Global Feminine and Baby Care

## Corporate Auditors

**Katsuhiko Hiraoka**
Full-time Corporate Auditor

**Iwao Inoue**
Full-time Corporate Auditor

**Takashi Tajima*****
Attorney at Law

**Hidejiro Matsuda*****
Certified Public Accountant

*** Outside Corporate Auditor

(As of June 27, 2002)

# Management's Discussion and Analysis

## Six-Year Summary

Kao Corporation and Consolidated Subsidiaries — Years ended March 31

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 | 1997 |
| **For the year:** | | | | | | |
| Net sales | **¥839,026** | ¥821,629 | ¥846,922 | ¥924,596 | ¥907,249 | ¥901,402 |
| Consumer Products | **626,047** | 607,826 | 632,423 | 656,197 | 696,800 | 705,332 |
| Cosmetics *Sofina* | **74,176** | 72,579 | 70,890 | 74,450 | — | — |
| Chemical Products | **162,802** | 167,893 | 172,401 | 193,949 | 210,449 | 196,070 |
| Subtotal | **863,025** | 848,298 | 875,714 | 924,596 | 907,249 | 901,402 |
| Eliminations | **(23,999)** | (26,669) | (28,792) | — | — | — |
| Japan | **648,188** | 655,470 | 673,456 | 672,123 | 674,640 | 696,022 |
| Asia and Oceania | **93,499** | 84,137 | 86,176 | 104,694 | 101,726 | 83,588 |
| North America and Europe | **122,891** | 105,287 | 111,043 | 178,933 | 162,092 | 148,171 |
| Subtotal | **864,578** | 844,894 | 870,675 | 955,750 | 938,458 | 927,781 |
| Eliminations | **(25,552)** | (23,265) | (23,753) | (31,154) | (31,209) | (26,379) |
| Operating income | **111,728** | 107,099 | 99,182 | 91,664 | 72,868 | 72,101 |
| Net income | **60,275** | 59,427 | 52,147 | 34,714 | 24,495 | 27,594 |
| Capital expenditures | **49,537** | 60,741 | 37,564 | 69,016 | 59,012 | 65,283 |
| Depreciation and amortization | **58,484** | 58,856 | 67,270 | 71,202 | 81,405 | 73,592 |
| Cash flows | **103,657** | 104,702 | 108,158 | 96,310 | 97,046 | 93,073 |
| Research and development expenditures | **37,543** | 37,049 | 38,062 | 36,062 | 37,843 | 37,929 |
| (% of Sales) | **4.5%** | 4.5% | 4.5% | 3.9% | 4.2% | 4.2% |
| Advertising expenditures | **66,069** | 65,758 | 64,354 | 71,752 | 65,404 | 61,012 |
| (% of Sales) | **7.9%** | 8.0% | 7.6% | 7.8% | 7.2% | 6.8% |
| **At year-end:** | | | | | | |
| Total assets | **772,145** | 783,760 | 750,016 | 751,725 | 778,762 | 807,124 |
| Total shareholders' equity | **459,731** | 462,988 | 474,979 | 451,777 | 424,430 | 379,552 |
| Number of employees | **19,923** | 19,068 | 16,088 | — | — | — |
| | Yen | | | | | |
| **Per share:** | | | | | | |
| Net income | **¥ 100.43** | ¥ 96.69 | ¥ 83.45 | ¥ 55.98 | ¥ 40.10 | ¥ 45.92 |
| Cash dividends | **26.00** | 24.00 | 20.00 | 16.00 | 15.00 | 14.00 |
| Shareholders' equity | **779.44** | 760.05 | 765.59 | 727.01 | 684.90 | 631.54 |
| Weighted average number of shares outstanding during the period (in thousands) | **600,150** | 614,608 | 624,917 | 620,171 | 610,857 | 600,978 |
| | % | | | | | |
| **Key financial ratios:** | | | | | | |
| Return on sales | **7.2** | 7.2 | 6.2 | 3.8 | 2.7 | 3.1 |
| Return on equity | **13.1** | 12.7 | 11.3 | 7.9 | 6.1 | 7.5 |
| Equity ratio | **59.5** | 59.1 | 63.3 | 60.1 | 54.5 | 47.0 |

Notes:
1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Cosmetics *Sofina*.
2. Cosmetics *Sofina* results for 1998 and prior years are consolidated under Consumer Products.
3. Net sales by geographic segment include intersegment sales.
4. Due to the change in the presentation requirements in Japan, certain reclassifications have been made to operating income for 1998 and prior years to conform to the presentation of the current year's results.
5. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.
6. Net income per share is computed based on the weighted average number of shares outstanding during the respective years.
7. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.


Net Sales/Gross Profit Ratio
(Billions of yen, %)
907.2
924.6
846.9
821.6
839.0
1998 1999 2000 2001 2002


Operating Income/
Operating Income Ratio
(Billions of yen, %)
72.9
91.7
99.2
107.1
111.7
1998 1999 2000 2001 2002


Net Income/Return on Sales
(Billions of yen, %)
24.5
34.7
52.1
59.4
60.3
1998 1999 2000 2001 2002

## Overview of Consolidated Results

In the fiscal year ended March 31, 2002, the slowdown of the U.S. economy led to global economic stagnation. Although there were signs of recovery in the United States and some other countries in the second half of the period, the Japanese economy continued to struggle throughout the year despite some recovery in such indices as exports and production. Corporate revenues sharply declined, which led to reduced investment in plant and equipment, the employment situation worsened, and consumer spending continued to drop.

## Analysis of Income Statements

### Net Sales and Gross Profit

For the year ended March 31, 2002, consolidated net sales increased 2.1 percent to ¥839.0 billion (US$6,296.6 million). Sales in Japan decreased year-on-year as consumer product sales were adversely affected by declining prices and sluggish market conditions, and sales in the chemical products business declined due to lower demand from industrial customers. Overseas, sales in the consumer products and chemical products businesses increased, particularly in North America and Europe. Kao also recorded a positive currency translation effect on overseas sales of ¥15.6 billion (US$117.2 million).

Cost of sales decreased 0.5 percent to ¥361.4 billion (US$2,712.4 million), and the cost of sales ratio improved 1.1 percentage points to 43.1 percent from 44.2 percent for the previous fiscal year. Factors supporting the improvement included cost reductions and a decrease in depreciation expenses in Japan. Overseas, the cost of raw materials for fatty chemicals continued to remain at a low level. As a result, gross profit increased 4.2 percent to ¥477.6 billion (US$3,584.2 million), and represented 56.9 percent of net sales, compared to 55.8 percent for the previous fiscal year.

### Operating Income and Expenses

Selling, general and administrative (SG&A) expenses increased 4.1 percent year-on-year to ¥365.9 billion (US$2,745.7 million). The depreciation of the yen during the year caused overseas SG&A expenses to increase when translated into yen, and the consolidation of Kao's consumer products subsidiary in Indonesia, P.T. Kao Indonesia, also contributed to the increase. Depreciation and amortization expenses included in SG&A expenses were also higher, as were sales promotion outlays.

Operating income therefore increased 4.3 percent to ¥111.7 billion (US$838.5 million). Operating income from operations in Japan increased 0.9 percent to ¥95.2 billion (US$714.4 million). Operating income from overseas operations rose 27.6 percent to ¥16.2 billion (US$121.8 million), driven by the increased profitability of the personal care products business in North America and Europe and from the chemical products business in Asia. Reflecting improved profitability, the ratio of operating income to net sales increased 0.3 percentage points to 13.3 percent.

### Non-Operating Expenses and Net Income

Other expenses decreased 27.6 percent to ¥3.8 billion (US$28.4 million) due to the absence of charges related to retirement benefits of ¥5.8 billion. Loss on disposal of property, plant and equipment also decreased by ¥0.9 billion. Equity in earnings of nonconsolidated subsidiaries and affiliates, however, decreased by a net ¥1.9 billion year-on-year due primarily to the effect of the consolidation of P.T. Kao Indonesia, and charges of ¥1.5 billion (US$11.4 million) related to the dissolution of joint venture Novartis Kao Co., Ltd. Moreover, initiatives to improve operations in Taiwan led to a restructuring charge totaling ¥2.5 billion (US$18.8 million) at subsidiary Kao (Taiwan) Corporation.

Consequently, income before income taxes and minority interests increased 6.0 percent to ¥107.9 billion (US$810.1 million). Income taxes net of deferrals increased 11.2 percent to ¥45.8 billion (US$343.6 million), due to increased income and a decrease in deferred taxes because of factors including reduced depreciation expenses. As a result, net income increased 1.4 percent to ¥60.3 billion (US$452.3 million). Net income per share rose to ¥100.43 (US$0.75) from ¥96.69 for the previous fiscal year, reflecting the increase in net income and the beneficial effect of Kao's repurchase of approximately 20 million shares of common stock outstanding. Dividends per share applicable to the fiscal year increased to ¥26.00 (US$0.20) from ¥24.00 for the previous fiscal year.

## Information by Business Segment

Sales of consumer products and chemical products in Japan edged downward from the level of the previous fiscal year, but healthy growth was achieved in cosmetics. Solid sales growth was posted in each business segment overseas partly due to the positive currency translation effect.

Although the chemical products business in Japan was adversely affected by a serious economic slump, operating income remained at the same level as the previous year. However, operating income from other business segments achieved an increase.


750
600
450
300
150
0
696.8
730.6
74.5
703.3
680.4
72.6
700.2
74.2
1998 1999 2000 2001 2002
**Net Sales by Business Segment: Consumer Products/ Cosmetics *Sofina***
(Billions of yen)

Cosmetics *Sofina*

## Costs, Expenses and Income as Percentages of Net Sales

| | **2002** | | 2001 | | 2000 |
|---|---|---|---|---|---|
| Cost of sales | **43.1%** | | 44.2% | | 45.0% |
| Gross profit | **56.9** | **(1.1)** | 55.8 | (0.8) | 55.0 |
| Selling, general and administrative expenses | **43.6** | **(0.8)** | 42.8 | (-0.5) | 43.3 |
| Operating income | **13.3** | **(0.3)** | 13.0 | (1.3) | 11.7 |
| Income before income taxes and minority interests | **12.9** | **(0.5)** | 12.4 | (1.4) | 11.0 |
| Net income | **7.2** | **(0.0)** | 7.2 | (1.0) | 6.2 |

Note: Figures in parentheses represent change in percentage points from the previous year.

## Consumer Products Business

Net sales of consumer products rose 3.0 percent from the previous fiscal year to ¥626.0 billion (US$4,698.3 million). Although sales in Japan declined 0.6 percent year-on-year, sales overseas rose due to such factors as the addition of P.T. Kao Indonesia as a new consolidated subsidiary, the influence of the weaker yen, and the contribution of new products in North America and Europe. Actual like-for-like growth in sales on a local currency basis was 1.3 percent.

Operating income in Japan increased favorably. Overseas, solid growth in operating income was posted in North America and Europe; however, there was a decline in Asia. As a result, operating income rose by 3.1 percent to ¥88.8 billion (US$666.1 million).


100
80
60
40
20
0
77.5
85.8
84.3
2.2
88.9
2.8
93.6
1998 1999 2000 2001 2002
**Operating Income by Business Segment: Consumer Products/ Cosmetics *Sofina***
(Billions of yen)

Cosmetics *Sofina*

### Japan

In the overall consumer products market in Japan, depreciation expenses are declining among retailers, but the market remains stagnant and sales declined year-on-year in value. In this environment, the marketing of new and improved products helped activate markets, and a strong effort was made to reduce the number of product items. As a result, sales declined slightly. Earnings growth was restrained by such factors as declining sales prices and high raw materials costs due to the weaker yen. Nevertheless, the Company's aggressive cost-cutting and cost-efficiency efforts, and reduced depreciation expenses resulted in a rise in earnings.

In the market for personal care products, actual sales volume did not increase and prices continued to drop.

The Company launched a new product, *Bioré Moisture Care Lotion* in spring 2002, formulated to have the same mild acidity as healthy skin, to further strengthen *Bioré* as a skin care brand. In the hair care category, dramatically improved *Merit* was favorably received by consumers. New and additional items brought into the market, including *Bub* bath additives and *Blauné* hair color, helped to strengthen brands and market position. The Company significantly reduced the number of brands and product items to focus investment of management resources. Despite these efforts and the contribution of new and improved products, the effect of declining prices and product item reduction resulted in sales dropping 2.2 percent below the level of the previous year.

The household products market was characterized by a slight decrease in sales volume due to a shrinkage of the gift market. In a deflationary environment, sales prices dropped further and competition continued to intensify. Under these severe market conditions, the Company implemented key measures, further strengthening top brand products and increasing market share of products that are number two in their categories. Kao made a dramatic improvement in *Attack* laundry detergent to strengthen the brand. Home cleaning detergent *Emal* and a mildew remover each gained the top share in their respective categories. The Company also created a new market segment with the launch of a slime remover for the kitchen sink. Although some of the new or improved products achieved higher sales than expected, sales of laundry detergent were affected by the shrinkage of the gift market. Also, sales of fabric softener and bleach dropped below the level of the previous year. Total sales in the household products category fell by 0.9 percent year-on-year.

In hygiene and others, the Japanese market for sanitary napkins has shrunk due to a smaller population of users and the fact that products with superior functions have resulted in less product being used. Similarly, the scale of the market for baby diapers has diminished due to fewer babies. At


Net Sales by Business Segment: Chemical Products
(Billions of yen)
250
200
150
100
50
0
210.4
193.9
172.4
167.9
162.8
1998 1999 2000 2001 2002


Operating Income by Business Segment: Chemical Products
(Billions of yen)
20
15
10
5
0
-5
-4.6
5.9
14.7
17.7
17.7
1998 1999 2000 2001 2002

the same time, prices are on a downward trend, which, combined with the other factors, has resulted in a smaller market in this product category. Kao introduced value-added products to meet consumer needs, cutting costs further and using expenses more efficiently to raise profitability. Despite these efforts, intensified price competition led to a sales decrease in comparison with the previous fiscal year. In the nursing care category, newly launched incontinence pads with disinfectant and deodorant functions received a positive response, as did the Company's steady support activities at hospitals and nursing care centers. As a result, sales of this category have expanded.

In cooking oils, although the overall market contracted, particularly in the gift sector, the market for functional healthy cooking oils expanded. Along with this trend, Kao strengthened its line of *Healthy Econa Cooking Oil* products by launching *Healthy Econa Cooking Oil - For Lower Cholesterol* and *Healthy Econa Dressing* (Japanese, Sesame and Italian flavors) in the spring of 2001. Additional Chinese and French dressings were added to the lineup in the spring of 2002. Robust sales growth in the *Healthy Econa Cooking Oil* series was achieved in a shrinking overall market for cooking oils. This was an example of new products creating a new market segment. As a result of this success, year-on-year sales growth of 4.1 percent was posted in the hygiene and other products category.

### Asia and Oceania

Although a few bright spots were noted in some sectors of the Asian economy, overall the region was adversely affected by the economic downturn in the United States last year. In the consumer products market, competition intensified among Japanese, U.S. and European manufacturers, and in many countries, retailing, including retailing by multinationals, was focused on large chain stores. Due to the fierce competition in the market and a deflationary trend, sales prices dropped sharply. Sales of the *Feather* brand grew substantially. Kao has also been optimizing its production framework in Asia to adjust to new conditions such as the formation of AFTA (the ASEAN Free Trade Area) and the admission of China and Taiwan into the WTO.

Although healthy sales growth was achieved in China and ASEAN countries, the adverse impact of severe market conditions in Taiwan led to sales on a local currency basis in the region remaining virtually the same as the previous fiscal year, excluding those of P.T. Kao Indonesia, which became a fully consolidated subsidiary.

### North America and Europe

Market conditions in North America and Europe were difficult due to such factors as the bankruptcy of a giant retailer in the United States and the impact of the American economic slowdown on Europe. The Andrew Jergens Company launched *Naturally Smooth*, a new women's skin lotion developed through application of Kao's unique technology that helps make leg hair finer and less noticeable. This high-value-added product contributed to expanded sales. Also, *Bioré Pore Strips* and the antiperspirant/deodorant brand *ban*, which was acquired in the previous year, achieved solid sales growth. In the growing hair color market in Europe, Kao and Goldwell GmbH cooperated in the development and launch of new hair color *ELUMEN*, which contributed to an increase in sales. Also, the U.S. subsidiary of Goldwell posted improved sales. Guhl Ikebana GmbH, which is in the premium hair care business in Germany, also posted solid sales growth, largely the result of new items added to its product lineup and a complete renewal of the designs of its shampoos and conditioners.

To reinforce the base for its hair care business in the United States and Europe, in February 2002 Goldwell and its subsidiary acquired KMS Research, Inc., an American manufacturer of hair care products, including its manufacturing and distribution partner in Europe, KMS Research Laboratories (UK). Goldwell also established Goldwell Japan Co., Ltd. to begin business activities aimed at beauty salons in Japan.

## Cosmetics Business (*Sofina*)

In the cosmetics market, prestige cosmetics sales continued to decline both in volume and value. In this stagnant market, sales of Kao cosmetics sold under the *Sofina* brand rose by 2.2 percent to ¥74.2 billion (US$556.7 million). Sales of *est*, which is marketed exclusively through department store channels, were particularly robust. Supporting this growth were the Company's expansion of the customer base for *est* products in the basic care category, and in the fall of 2001, the launch of a new *est* foundation product that has been very well received. In addition, *Wrinkle Seraty*, a new *Sofina* product, has won solid customer support. As a result of such activities as maintaining appropriate inventory levels at stores to reduce product returns, cost reductions and raising efficiency, operating income from cosmetics (*Sofina*) increased 69.3 percent to ¥4.8 billion (US$36.0 million).

## Chemical Products Business

The downturn in the U.S. economy adversely affected chemical products markets worldwide. Under these conditions, Kao focused on its core businesses in this segment: oleochemicals, surfactants and specialty chemicals. During the fiscal year, sales in Asia were driven by the oleochemicals business, and in Japan, the United States and Europe by the specialty chemicals business, particularly toner and related products for copiers, and aroma chemicals. Despite the Company's efforts, sales in the chemical products business fell 3.0 percent from the previous year to ¥162.8 billion (US$1,221.8 million). This drop was largely due to production and inventory adjustments made by industrial customers in Japan. Operating income was about the same as the previous year at ¥17.7 billion (US$132.9 million). The decline in operating income from domestic business was offset by an increase in overseas business.


Net Sales by Geographic Segment: Japan
(Billions of yen)
750
600
450
300
150
0
674.6
672.1
673.5
655.5
648.2
1998
1999
2000
2001
2002

### Japan

Reflecting the sluggish demand from industries, sales dropped from the previous fiscal year. Even though overall business was adversely affected by the sluggish economy, robust growth was achieved in industrial materials such as concrete additives that dramatically raise the strength of raw concrete and de-inking agents for recycling paper in the paper and pulp field. Despite the Company's cost reduction efforts, the fall in sales resulted in operating income falling well below the level of the previous fiscal year.

### Asia

The collapse of the IT bubble and resulting economic slowdown in the United States had a strong negative impact on the Asian economy.

Reflecting the sluggish economy, prices fell in the fatty alcohol business. However, operating income significantly improved from the previous fiscal year due to continuous low prices of raw materials and improved profitability gained from the rationalization of production facilities in the Philippines. In response to Taiwanese industrial customers moving operations to China or elsewhere, Kao shifted production from Taiwan to China and other places where it has established production and sales organizations.


Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)
125
100
75
50
25
0
101.7
104.7
86.2
84.1
93.5
1998
1999
2000
2001
2002

### North America and Europe

Solid sales growth in Kao's chemical products businesses in North America and Europe included continued strong performances in specialty chemicals such as toner and related products for copiers in North America and Spain, aroma chemicals in Spain, and fatty amines in Germany, together with favorable translation rates to Japanese yen. In toner and related businesses, the Company upgraded toner binder production facilities at its Kashima Plant and completed new production facilities in Spain to further strengthen its global operational framework that includes operations in the United States Kao also expanded operations in the aroma chemicals field by improving facilities with new technology for the production of synthetic products. Operating income improved greatly due to strong performance in the United States, Germany and Spain.


Net Sales by Geographic Segment: North America and Europe
(Billions of yen)
200
160
120
80
40
0
162.1
178.9
111.0
105.3
122.9
1998
1999
2000
2001
2002

## Information by Geographic Segment

### Japan

Total sales in Japan, including intersegment sales, decreased 1.1 percent to ¥648.2 billion (US$4,864.5 million). Operating income increased ¥0.9 billion, or 0.9 percent, to ¥95.2 billion (US$714.4 million). Kao's continuing cost reduction efforts, decreased depreciation expenses and more efficient expense outlays compensated for the effect of lower prices for consumer products and the impact of the weak economy on chemical product sales.

### Asia and Oceania

Total sales elsewhere in Asia and Oceania, including intersegment sales, increased 11.1 percent to ¥93.5 billion (US$701.7 million). Excluding currency translation effect, sales increased 5.5 percent. Operating income rose ¥1.6 billion, or 22.9 percent, to ¥8.4 billion (US$62.8 million). While a difficult market environment resulted in lower sales of consumer products in Taiwan, the cost of raw materials used in fatty alcohol production in Malaysia and the Philippines continued to decrease. Moreover, efforts to raise the efficiency of production facilities in the Philippines strengthened Kao's earnings base in Asia and Oceania, and contributed to the strong year-on-year growth in overall operating income.


Cash Flows/
Capital Expenditures
(Billions of yen)
120
90
60
30
0
97.0
96.3
108.2
104.7
103.7
1998 1999 2000 2001 2002

Cash Flows
Capital Expenditures


Total Assets/Total
Shareholders' Equity
(Billions of yen)
800
600
400
200
0
778.8
751.7
750.0
783.8
772.1
1998 1999 2000 2001 2002

Total Assets
Total Shareholders' Equity


Return on Equity
(%)
15
12
9
6
3
0
6.1
7.9
11.3
12.7
13.1
1998 1999 2000 2001 2002

## North America and Europe

Total sales in North America and Europe, including intersegment sales, increased 16.7 percent to ¥122.9 billion (US$922.3 million). Excluding currency translation effect, sales were up 5.0 percent. Operating income increased ¥2.0 billion, or 33.1 percent, to ¥7.9 billion (US$59.0 million). New consumer products contributed to results in North America and Europe, and the chemical products business performed solidly in the United States, Spain and Germany. Both the consumer products business and the chemical products business generated increased operating income.

## Cash Flows

During the fiscal year ended March 31, 2002, on a consolidated basis, net cash provided by operating activities increased, and was Kao's primary source of funds to finance capital expenditures, debt repayment and share repurchases. Kao supplemented cash provided by operating activities using internal capital resources, with the result that cash and cash equivalents decreased ¥28.5 billion year-on-year to ¥124.9 billion (US$937.5 million). This amount included cash and cash equivalents from newly consolidated subsidiaries.

## Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to ¥130.9 billion (US$982.6 million) from ¥123.0 billion. Income taxes paid increased to ¥56.2 billion (US$421.4 million) from ¥47.9 billion for the previous fiscal year. Income before income taxes and minority interests increased to ¥107.9 billion (US$810.1 million) from ¥101.9 billion for the previous fiscal year. Depreciation and amortization was ¥58.5 billion (US$438.9 million), compared to ¥58.9 billion for the previous fiscal year. Trade receivables and inventories decreased by ¥10.2 billion (US$76.7 million); in the previous fiscal year they increased by ¥7.3 billion.

## Net Cash Used in Investing Activities

Net cash used in investing activities totaled ¥77.6 billion (US$582.7 million), compared to ¥67.4 billion for the previous fiscal year. Purchase of property, plant and equipment increased to ¥52.4 billion (US$393.5 million) from ¥41.3 billion for the previous fiscal year. Primary themes in Japan included investment in production capacity for new laundry detergent and edible oil products. Primary themes overseas included expansion in alcohol production capacity in Malaysia, and expansion in production capacity for toner and toner-related products and aroma chemicals in Spain to support global business expansion. Purchase of marketable securities net of proceeds from redemption of bonds totaled ¥14.1 billion (US$106.1 million), compared to ¥14.0 billion for the previous fiscal year.

## Net Cash Used in Financing Activities

Net cash used in financing activities totaled ¥86.3 billion (US$647.3 million), compared to ¥52.1 billion for the previous fiscal year. Kao also used cash totaling ¥57.6 billion (US$432.1 million) to repurchase shares of its outstanding stock, compared to ¥28.6 billion in the previous fiscal year. Net cash of ¥15.1 billion (US$113.2 million) was used to repay long-term loans and medium-term notes, compared to ¥10.6 billion in the previous fiscal year. Cash dividends totaled ¥15.6 billion (US$116.7 million), compared to ¥13.8 billion for the previous fiscal year.

## Financial Structure

Total assets decreased 1.5 percent from the previous fiscal year end to ¥772.1 billion (US$5,794.7 million), primarily reflecting the reduction in current assets resulting from deployment of internal capital resources during the fiscal year and improved management of inventories.

Total liabilities decreased 3.5 percent to ¥289.7 billion (US$2,174.0 million), with the decrease in interest-bearing liabilities offset by an increase in the liability for employee retirement benefits. Shareholders' equity decreased 0.7 percent to ¥459.7 billion (US$3,450.1 million), with the repurchase of common stock outstanding, recorded as treasury stock, offsetting a decrease in the foreign currency translation adjustments resulting from the depreciation of the yen during the fiscal year. The ratio of shareholders' equity to total assets stood at 59.5 percent, compared to 59.1 percent at the previous fiscal year end. Return on equity improved to 13.1 percent from 12.7 percent for the previous fiscal year, reflecting higher net income and the favorable effect of the share repurchase program.

## EVA

Economic Value Added (EVA) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax

(NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits.



Net Sales/Inventory Turnover
(Billions of yen, days)
1,000 (100)
800 (80)
600 (60)
400 (40)
200 (20)
0
907.2
924.6
846.9
821.6
839.0
1998 1999 2000 2001 2002


The aim of employing EVA is to create an organization focused at all levels on the enhancement of corporate value. As of March 2002, Kao had implemented EVA in Japan as well as in several of its overseas subsidiaries and further implementation is already underway at the remaining subsidiaries.

During fiscal 2001, Kao achieved its third consecutive year of improvement in EVA by continuing to focus on increasing NOPAT while simultaneously endeavoring to improve asset utilization. More specifically, Kao has achieved this improvement by focusing attention on the four key areas outlined below.

Improving Profit: Kao strives to increase the operating profits of existing businesses while minimizing the additional capital investment required in generating such profits. During the past fiscal year, TCR activities continued to contribute significantly to improved profitability. Key activities included changes of packaging materials and the modification of certain production processes.

Investing for Growth: In Japan, Kao invested in new production facilities for the laundry detergent and cooking oil businesses. Kao also invested in selected sectors of the chemical products business including fatty alcohols in the Philippines and Malaysia, and copier and printer toner and related products in Japan and Spain. Separately, through its Goldwell subsidiary, Kao acquired KMS Research, Inc. in order to enhance its position globally in the professional salon business. All of these investments are expected to contribute to future improvement of EVA.

Reducing Excess Capital: Kao has also continued to focus on the reduction of excess capital in order to improve EVA. During the fiscal year under review, Kao's emphasis on improving Supply Chain Management resulted in the further reduction of inventories in the area of consumer products. Kao also relocated and consolidated production facilities in Taiwan and Malaysia to enhance capital efficiency in the ASEAN region.

Financial Improvement: In order to improve its financial structure and reduce capital costs, Kao continued to purchase its shares at a total cost of ¥57.6 billion (US$432.1 million) during fiscal 2001.

## Hedging and Derivative Financial Instruments

Exposure to market risks, primarily changes in interest rates and currency exchange rates, is managed using derivative financial instruments. The Company does not employ such instruments for trading or speculative purposes, and enters into derivative transactions in accordance with internal policies that regulate the authorization and credit limit amounts. All derivative transactions are employed to hedge interest and foreign currency exposures incorporated within the Company's business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of the hedged assets or liabilities. The counterparties to Kao's derivative transactions are limited to major international financial institutions, and the Company does not anticipate any losses arising from credit risk.

## Interest Rate Exposure

The Company manages interest rate exposure using interest rate swaps and interest rate caps. Under generally accepted accounting standards for financial instruments in Japan, interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value. Instead, the differentials paid or received under the swap agreements are recognized and included in interest expense or income as incurred. Gains or losses on interest rate swap agreements are deferred until the maturity of the hedged transaction. Interest rate caps are employed to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Company's exposures on such debt to the maximum rate.

## Currency Rate Exposure

Kao employs foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. Short-term and long-term loans receivable denominated in foreign currencies for which foreign exchange forward contracts or foreign currency swaps are used to hedge foreign currency fluctuations are translated at the contracted rate if the contracts qualify for specific hedge accounting.

# Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2002 and 2001

| Assets | Millions of yen 2002 | Millions of yen 2001 | Thousands of U.S. dollars (Note 2) 2002 |
|---|---|---|---|
| **Current assets:** | | | |
| Cash and time deposits (Note 3) | **¥ 26,643** | ¥ 16,600 | **$ 199,948** |
| Short-term investments (Notes 3 and 4) | **132,487** | 156,650 | **994,274** |
| Notes and accounts receivable: | | | |
| Trade (Note 5) | **101,315** | 100,731 | **760,338** |
| Nonconsolidated subsidiaries and affiliates | **3,472** | 4,687 | **26,056** |
| Other | **1,213** | 1,824 | **9,103** |
| Inventories: | | | |
| Finished goods | **44,539** | 46,959 | **334,252** |
| Work in process and raw materials | **22,681** | 22,944 | **170,214** |
| Deferred income taxes (Note 6) | **13,607** | 9,796 | **102,116** |
| Other current assets | **10,561** | 7,943 | **79,257** |
| Allowance for doubtful receivables | **(3,756)** | (1,923) | **(28,188)** |
| Total current assets | **352,762** | 366,211 | **2,647,370** |
| **Property, plant and equipment, at cost** (Note 5): | | | |
| Land | **76,395** | 76,509 | **573,321** |
| Buildings and structures | **281,995** | 272,193 | **2,116,285** |
| Machinery, equipment and other | **662,382** | 641,530 | **4,970,972** |
| Construction in progress | **9,865** | 12,493 | **74,034** |
| | **1,030,637** | 1,002,725 | **7,734,612** |
| Accumulated depreciation | **(735,074)** | (704,767) | **(5,516,503)** |
| | **295,563** | 297,958 | **2,218,109** |
| **Intangible assets:** | | | |
| Goodwill | **23,976** | 25,230 | **179,932** |
| Trademarks | **22,896** | 25,564 | **171,827** |
| Other intangible assets | **6,286** | 6,576 | **47,175** |
| | **53,158** | 57,370 | **398,934** |
| **Investments and other assets:** | | | |
| Investment securities (Note 4) | **24,258** | 30,143 | **182,049** |
| Investments in and advances to nonconsolidated subsidiaries and affiliates | **14,749** | 7,069 | **110,687** |
| Deferred income taxes (Note 6) | **20,013** | 13,396 | **150,191** |
| Other assets | **11,642** | 11,613 | **87,369** |
| | **70,662** | 62,221 | **530,296** |
| | **¥ 772,145** | ¥ 783,760 | **$ 5,794,709** |

See notes to consolidated financial statements.

| Liabilities and Shareholders' Equity | Millions of yen 2002 | Millions of yen 2001 | Thousands of U.S. dollars (Note 2) 2002 |
|---|---|---|---|
| **Current liabilities:** | | | |
| Short-term debt (Note 5) | **¥ 16,430** | ¥ 13,792 | **$ 123,302** |
| Current portion of long-term debt (Note 5) | **2,860** | 12,480 | **21,463** |
| Notes and accounts payable: | | | |
| Trade | **65,969** | 68,266 | **495,077** |
| Nonconsolidated subsidiaries and affiliates | **1,672** | 2,405 | **12,548** |
| Other | **23,962** | 27,956 | **179,827** |
| Accrued income taxes (Note 6) | **26,052** | 28,106 | **195,512** |
| Accrued expenses | **60,224** | 62,290 | **451,963** |
| Other current liabilities (Note 5) | **17,483** | 15,299 | **131,205** |
| Total current liabilities | **214,652** | 230,594 | **1,610,897** |
| **Long-term liabilities:** | | | |
| Long-term debt (Note 5) | **36,676** | 43,142 | **275,242** |
| Liability for employee retirement benefits (Note 8) | **23,149** | 14,596 | **173,726** |
| Liability for director and corporate auditor retirement benefits (Note 8) | **382** | 367 | **2,867** |
| Other (Note 5) | **14,823** | 11,351 | **111,242** |
| | **75,030** | 69,456 | **563,077** |
| **Minority interests** | **22,732** | 20,722 | **170,596** |
| **Contingent liabilities** (Note 9) | | | |
| **Shareholders' equity** (Notes 5, 10 and 11): | | | |
| Common stock, no par value in 2002 and ¥50 par value in 2001 | | | |
| Authorized — 968,594,000 shares in 2002 and 980,000,000 shares in 2001 | | | |
| Issued — 599,429,451 shares in 2002 and 610,826,451 shares in 2001 | **85,415** | 85,409 | **641,013** |
| Additional paid-in capital | **108,879** | 108,873 | **817,103** |
| Retained earnings | **309,812** | 298,687 | **2,325,043** |
| Unrealized gain on available-for-sale securities | **2,518** | 6,050 | **18,897** |
| Foreign currency translation adjustments | **(22,777)** | (35,626) | **(170,934)** |
| | **483,847** | 463,393 | **3,631,122** |
| Treasury stock, at cost (9,608,717 shares in 2002 and 1,674,317 shares in 2001) | **(24,116)** | (405) | **(180,983)** |
| | **459,731** | 462,988 | **3,450,139** |
| | **¥772,145** | ¥783,760 | **$5,794,709** |

# Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

| | Millions of yen | | Thousands of U.S. dollars (Note 2) |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| **Net sales** (Note 12) | **¥839,026** | ¥821,629 | **$6,296,630** |
| **Cost of sales** | **361,433** | 363,122 | **2,712,443** |
| Gross profit | **477,593** | 458,507 | **3,584,187** |
| **Selling, general and administrative expenses** (Note 13) | **365,865** | 351,408 | **2,745,703** |
| Operating income (Note 12) | **111,728** | 107,099 | **838,484** |
| **Other (income) expenses** (Note 14): | | | |
| Interest and dividend income | **(1,721)** | (2,098) | **(12,916)** |
| Interest expense | **1,690** | 2,195 | **12,683** |
| Foreign currency exchange gain | **(717)** | (1,331) | **(5,381)** |
| Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates | **808** | (1,102) | **6,064** |
| Supplemental expense for retirement benefit | **—** | 5,772 | **—** |
| Other, net | **3,727** | 1,792 | **27,970** |
| | **3,787** | 5,228 | **28,420** |
| **Income before income taxes and minority interests** | **107,941** | 101,871 | **810,064** |
| **Income taxes** (Note 6): | | | |
| Current | **53,935** | 51,193 | **404,766** |
| Deferred | **(8,157)** | (10,029) | **(61,216)** |
| | **45,778** | 41,164 | **343,550** |
| **Income before minority interests** | **62,163** | 60,707 | **466,514** |
| Minority interests in earnings of consolidated subsidiaries | **1,888** | 1,280 | **14,169** |
| **Net income** | **¥ 60,275** | ¥ 59,427 | **$ 452,345** |

| **Per share of common stock** (Note 1.o): | Yen | | U.S. dollars (Note 2) |
|---|---|---|---|
| Net income | **¥100.43** | ¥96.69 | **$0.75** |
| Fully diluted net income | **96.55** | 93.02 | **0.72** |
| Cash dividends applicable to the year | **26.00** | 24.00 | **0.20** |

See notes to consolidated financial statements.

# Consolidated Statements of Shareholders' Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

| | Thousands | Millions of yen | | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares of common stock issued | Common stock | Additional paid-in capital | Retained earnings | Unrealized gain on available-for-sale securities | Foreign currency translation adjustments | Treasury stock, at cost |
| **Balance at April 1, 2000** | 620,433 | ¥85,147 | ¥108,612 | ¥281,282 | ¥ — | ¥ — | ¥ (62) |
| Retained earnings of consolidated subsidiaries previously not consolidated at beginning of year | | | | 367 | | | |
| Net income | | | | 59,427 | | | |
| Unrealized gain on available-for-sale securities, less applicable tax | | | | | 6,050 | | |
| Changes in foreign currency translation | | | | | | (35,626) | |
| Cash dividends, ¥22.00 per share (Note 10) | | | | (13,580) | | | |
| Directors' and corporate auditors' bonuses | | | | (167) | | | |
| Conversion of convertible bonds | 393 | 262 | 261 | | | | |
| Purchase and redemption of treasury stock (Note 10) | (10,000) | | | (28,642) | | | |
| Treasury stock acquired, net (1,653,370 shares) | | | | | | | (343) |
| **Balance at March 31, 2001** | 610,826 | 85,409 | 108,873 | 298,687 | 6,050 | (35,626) | (405) |
| Retained earnings of affiliates previously not accounted for by the equity method | | | | **(219)** | | | |
| Net income | | | | **60,275** | | | |
| Unrealized gain on available-for-sale securities, less applicable tax | | | | | **(3,532)** | | |
| Changes in foreign currency translation | | | | | | **12,849** | |
| Cash dividends, ¥25.00 per share (Note 10) | | | | **(15,102)** | | | |
| Directors' and corporate auditors' bonuses | | | | **(146)** | | | |
| Conversion of convertible bonds | **9** | **6** | **6** | | | | |
| Purchase and redemption of treasury stock (Note 10) | **(11,406)** | | | **(33,683)** | | | |
| Treasury stock acquired, net (7,934,400 shares) | | | | | | | **(23,711)** |
| **Balance at March 31, 2002** | **599,429** | **¥85,415** | **¥108,879** | **¥309,812** | **¥2,518** | **¥(22,777)** | **¥(24,116)** |

| | Thousands | Thousands of U.S. dollars (Note 2) | | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares of common stock issued | Common stock | Additional paid-in capital | Retained earnings | Unrealized gain on available-for-sale securities | Foreign currency translation adjustments | Treasury stock, at cost |
| **Balance at March 31, 2001** | 610,826 | $640,968 | $817,058 | $2,241,553 | $45,403 | $(267,362) | $ (3,039) |
| Retained earnings of affiliates previously not accounted for by the equity method | | | | **(1,643)** | | | |
| Net income | | | | **452,345** | | | |
| Unrealized gain on available-for-sale securities, less applicable tax | | | | | **(26,506)** | | |
| Changes in foreign currency translation | | | | | | **96,428** | |
| Cash dividends, US$0.188 per share (Note 10) | | | | **(113,336)** | | | |
| Directors' and corporate auditors' bonuses | | | | **(1,096)** | | | |
| Conversion of convertible bonds | **9** | **45** | **45** | | | | |
| Purchase and redemption of treasury stock (Note 10) | **(11,406)** | | | **(252,780)** | | | |
| Treasury stock acquired, net (7,934,400 shares) | | | | | | | **(177,944)** |
| **Balance at March 31, 2002** | **599,429** | **$641,013** | **$817,103** | **$2,325,043** | **$18,897** | **$(170,934)** | **$(180,983)** |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

| | Millions of yen | | Thousands of U.S. dollars (Note 2) |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| **Operating activities:** | | | |
| Income before income taxes and minority interests | **¥107,941** | ¥101,871 | **$ 810,064** |
| Adjustments for: | | | |
| Income taxes paid | **(56,152)** | (47,877) | **(421,403)** |
| Depreciation and amortization | **58,484** | 58,856 | **438,904** |
| Loss on sales or disposals of property, plant and equipment, net | **1,808** | 2,682 | **13,568** |
| Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates | **808** | (1,102) | **6,064** |
| Unrealized foreign currency exchange loss | **174** | 849 | **1,306** |
| Change in trade receivables | **3,733** | (6,368) | **28,015** |
| Change in inventories | **6,482** | (940) | **48,645** |
| Change in trade payables | **(4,362)** | (4,274) | **(32,735)** |
| Change in liability for retirement benefits | **8,275** | 11,775 | **62,101** |
| Other, net | **3,735** | 7,479 | **28,030** |
| Net cash provided by operating activities | **130,926** | 122,951 | **982,559** |
| **Investing activities:** | | | |
| Purchase of marketable securities | **(46,816)** | (37,457) | **(351,340)** |
| Proceeds from the redemption of bonds | **32,676** | 23,478 | **245,223** |
| Purchase of property, plant and equipment | **(52,429)** | (41,283) | **(393,463)** |
| Proceeds from sales of property, plant and equipment | **2,447** | 5,790 | **18,364** |
| Increase in intangible assets | **(3,179)** | (18,529) | **(23,857)** |
| Increase in investments in and advances to nonconsolidated subsidiaries and affiliates | **(8,614)** | (673) | **(64,645)** |
| Change in other investments | **(1,733)** | 1,301 | **(13,006)** |
| Net cash used in investing activities | **(77,648)** | (67,373) | **(582,724)** |
| **Financing activities:** | | | |
| Change in short-term debt | **1,123** | 4,169 | **8,428** |
| Proceeds from long-term loans | **1,320** | — | **9,906** |
| Repayments of long-term loans | **(11,232)** | (1,298) | **(84,293)** |
| Repayments of medium-term notes | **(6,300)** | (13,448) | **(47,280)** |
| Sales of treasury stock | **1,950** | 863 | **14,634** |
| Purchase of treasury stock | **(57,572)** | (28,621) | **(432,060)** |
| Payments of cash dividends | **(15,555)** | (13,790) | **(116,735)** |
| Other, net | **13** | — | **98** |
| Net cash used in financing activities | **(86,253)** | (52,125) | **(647,302)** |
| **Translation adjustments on cash and cash equivalents** | **3,472** | 1,960 | **26,056** |
| **Net increase (decrease) in cash and cash equivalents** | **(29,503)** | 5,413 | **(221,411)** |
| **Cash and cash equivalents of newly consolidated subsidiaries, beginning of year** | **990** | 35 | **7,429** |
| **Cash and cash equivalents, beginning of year** (Note 3) | **153,434** | 147,986 | **1,151,475** |
| **Cash and cash equivalents, end of year** (Note 3) | **¥124,921** | ¥153,434 | **$ 937,493** |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

## 1. Summary of Significant Accounting Policies

**a) Basis of presenting consolidated financial statements**

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein. Certain 2001 financial statement items were reclassified to conform to the presentation for 2002.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

**b) Consolidation and investments in nonconsolidated subsidiaries and affiliates**

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability.to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, a company in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations is fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence is accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except that write-downs are recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

**c) Cash equivalents**

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and investment trusts in bonds that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

**d) Inventories**

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

**e) Short-term investments and investment securities**

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value and the related unrealized gains and losses are included in earnings, ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

**f) Property, plant and equipment**

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

**g) Intangible assets**

Goodwill and trademarks are amortized on a straight-line basis principally over 20 years and 10 years, respectively, except that appropriate write-downs are recorded for the value of goodwill which has been permanently impaired.

**h) Retirement and pension plans**

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial method.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

Effective April 1, 2000, the Companies adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation of ¥60,316 million (US$452,653 thousand), determined as of April 1, 2000, is being amortized over 15 years, and the amortization is presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. The Company revised its compensation plan in June, 2001. No additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July, 2001.

**i) Income taxes**

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

**j) Leases**

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed (see Note 7).

**k) Appropriation of retained earnings**

Appropriation of retained earnings at each year end is reflected in the financial statements for the following year upon shareholders' approval.

**l) Foreign currency transactions**

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

**m) Foreign currency financial statements**

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

**n) Derivatives and hedging activities**

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loans receivable denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

**o) Per share of common stock**

Net income per share is computed on the basis of the weighted average number of shares of common stock outstanding during the respective years.

Fully diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year or at the date of issuance with an applicable adjustment for related interest expense.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

## 2. Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2002 of ¥133.25=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

## 3. Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2002 and 2001 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| Cash and time deposits | **¥ 26,643** | ¥ 16,600 | **$ 199,948** |
| Short-term investments | **132,487** | 156,650 | **994,274** |
| Less: cash deposits and short-term investments which mature or become due over three months after the date of acquisition | **(34,209)** | (19,816) | **(256,729)** |
| Cash and cash equivalents | **¥124,921** | ¥153,434 | **$ 937,493** |

## 4. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2002 and 2001 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| **Short-term investments:** | | | |
| Marketable equity securities | **¥ 10** | ¥ 68 | **$ 75** |
| Government and corporate bonds | **24,453** | 19,275 | **183,512** |
| Investment trust funds and other | **108,024** | 137,307 | **810,687** |
| | **¥132,487** | ¥156,650 | **$994,274** |
| **Investment securities:** | | | |
| Marketable equity securities | **¥ 13,165** | ¥ 20,302 | **$ 98,799** |
| Government and corporate bonds | **709** | 759 | **5,321** |
| Investment trust funds and other | **10,384** | 9,082 | **77,929** |
| | **¥ 24,258** | ¥ 30,143 | **$182,049** |

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2002 and 2001 were as follows:

| | Millions of yen | | | |
|---|---|---|---|---|
| | **2002** | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | **¥ 8,629** | **¥5,431** | **¥885** | **¥13,175** |
| Debt securities | **19,714** | **94** | **21** | **19,787** |
| Held-to-maturity: | | | | |
| Debt securities | **¥23,961** | **¥ 9** | **¥ 32** | **¥23,938** |

| | Millions of yen | | | |
|---|---|---|---|---|
| | 2001 | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | ¥ 9,691 | ¥11,267 | ¥613 | ¥20,345 |
| Debt securities | 9,253 | 104 | — | 9,357 |
| Held-to-maturity: | | | | |
| Debt securities | ¥18,984 | ¥ 10 | ¥ 1 | ¥18,993 |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | 2002 | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | **$ 64,758** | **$40,758** | **$6,642** | **$ 98,874** |
| Debt securities | **147,948** | **705** | **158** | **148,495** |
| Held-to-maturity: | | | | |
| Debt securities | **$179,820** | **$ 68** | **$ 241** | **$179,647** |

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2002 and 2001 were as follows:

| | Carrying amount | | |
|---|---|---|---|
| | Millions of yen | | Thousands of U.S. dollars |
| | 2002 | 2001 | 2002 |
| Available-for-sale: | | | |
| Equity securities | **¥ 566** | ¥ 483 | **$ 4,248** |
| Debt securities | **96,256** | 130,624 | **722,371** |
| | **¥96,822** | ¥131,107 | **$726,619** |

Proceeds from sales of available-for-sale securities for the year ended March 31, 2002 were ¥332 million (US$2,492 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2002 were ¥103 million (US$773 thousand) and ¥273 million (US$2,049 thousand), respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2002 were as follows:

| | Millions of yen | | Thousands of U.S. dollars | |
|---|---|---|---|---|
| | 2002 | | 2002 | |
| | Available-for-sale | Held-to-maturity | Available-for-sale | Held-to-maturity |
| Due within one year | **¥ 30** | **¥29,149** | **$ 225** | **$218,754** |
| Due after one year through five years | **700** | **215** | **5,253** | **1,614** |
| | **¥730** | **¥29,364** | **$5,478** | **$220,368** |

## 5. Short-Term and Long-Term Debt

Short-term debt at March 31, 2002 and 2001 comprised the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Mortgage loans principally from banks | **¥ 113** | ¥ 148 | **$ 848** |
| Bank borrowings | **16,317** | 13,644 | **122,454** |
| | **¥16,430** | ¥13,792 | **$123,302** |

*The weighted average interest rates applicable to the bank borrowings were 4.07% and 5.96% at March 31, 2002 and 2001, respectively.*

*Besides the above short-term debt, deposits payable to affiliated companies, included in other current liabilities, were ¥ 4,070 million (US$30,544 thousand) and ¥ 3,366 million at March 31, 2002 and 2001, respectively, and the applicable interest rates were 0.30% and 0.79% at March 31, 2002 and 2001, respectively.*

Long-term debt at March 31, 2002 and 2001 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Unsecured convertible bonds due 2006, 0.95% | **¥34,821** | ¥34,833 | **$261,321** |
| Euro medium-term notes issued by the Company and certain consolidated subsidiaries, due 2002–2003, 2.325% in 2002 and 2.09% in 2001 | **2,501** | 8,770 | **18,769** |
| Mortgage loans principally from banks | **384** | 440 | **2,882** |
| Unsecured loans principally from banks | **1,830** | 11,579 | **13,733** |
| | **39,536** | 55,622 | **296,705** |
| Less current portion | **2,860** | 12,480 | **21,463** |
| | **¥36,676** | ¥43,142 | **$275,242** |

*The weighted average interest rates applicable to the Euro medium-term notes shown above were interest rates at March 31, 2002 and 2001, respectively.*

*Besides the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥ 4,086 million (US$30,664 thousand) and ¥ 3,232 million at March 31, 2002 and 2001, respectively, and the applicable interest rates were 0.37% and 0.49% at March 31, 2002 and 2001, respectively*

The aggregate annual maturities of long-term debt as of March 31, 2002 were as follows:

| Years ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2003 | ¥ 2,860 | $ 21,463 |
| 2004 | 61 | 458 |
| 2005 | 86 | 645 |
| 2006 | 34,860 | 261,614 |
| 2007 | 207 | 1,553 |
| 2008 and thereafter | 1,462 | 10,972 |
| Total | ¥39,536 | $296,705 |

The mortgage loans are collateralized by land and buildings having a book value of ¥787 million (US$5,906 thousand) and by accounts receivable of ¥161 million (US$1,208 thousand) at March 31, 2002.

The conversion price of the unsecured convertible bonds is ¥1,333.00 as of March 31, 2002, subject to adjustment to reflect stock splits and certain other events. Convertible bonds outstanding at March 31, 2002 would have been convertible into 26,122,280 shares of common stock of the Company on the basis of the above conversion price.

## 6. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 42% for both 2002 and 2001. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2002 and 2001 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Deferred tax assets: | | | |
| Depreciation | **¥ 21,184** | ¥ 18,219 | **$ 158,979** |
| Pension and severance costs | **8,945** | 5,750 | **67,130** |
| Accrued expenses | **5,435** | 6,075 | **40,788** |
| Enterprise taxes | **2,340** | 2,579 | **17,561** |
| Tax loss carryforwards | **7,344** | 7,225 | **55,115** |
| Other | **12,608** | 6,729 | **94,619** |
| Less valuation allowance | **(6,542)** | (7,337) | **(49,096)** |
| Deferred tax assets | **¥ 51,314** | ¥ 39,240 | **$ 385,096** |
| Deferred tax liabilities: | | | |
| Unrealized gain on available-for-sale securities | **¥ (1,938)** | ¥ (4,516) | **$ (14,544)** |
| Undistributed foreign earnings | **(6,660)** | (4,716) | **(49,981)** |
| Deferred gains on sales of property | **(4,863)** | (4,956) | **(36,496)** |
| Other | **(5,263)** | (3,907) | **(39,497)** |
| Deferred tax liabilities | **¥(18,724)** | ¥(18,095) | **$(140,518)** |
| Net deferred tax assets | **¥ 32,590** | ¥ 21,145 | **$ 244,578** |

## 7. Leases

**a) Finance leases:**

The Companies lease certain machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002 and 2001 was as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| | Machinery, equipment and other assets | Machinery, equipment and other assets | Machinery, equipment and other assets |
| Acquisition cost | **¥6,620** | ¥8,057 | **$49,681** |
| Accumulated depreciation | **3,805** | 3,656 | **28,555** |
| Net leased property | **¥2,815** | ¥4,401 | **$21,126** |

Obligations under finance leases as of March 31, 2002 and 2001 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Due within one year | **¥1,156** | ¥1,241 | **$ 8,676** |
| Due after one year | **1,659** | 3,160 | **12,450** |
| | **¥2,815** | ¥4,401 | **$21,126** |

Total rental expenses for the above leases were ¥1,300 million (US$9,756 thousand) and ¥1,290 million for the years ended March 31, 2002 and 2001, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥1,300 million (US$9,756 thousand) and ¥1,290 million for the years ended March 31, 2002 and 2001, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

**b) Operating leases:**

The minimum rental commitments under noncancellable operating leases as of March 31, 2002 and 2001 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Due within one year | **¥2,099** | ¥1,805 | **$15,752** |
| Due after one year | **5,247** | 4,541 | **39,377** |
| | **¥7,346** | ¥6,346 | **$55,129** |

## 8. Retirement Benefits

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees.

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

Employees who retire from the Company and its certain consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| Projected benefit obligation | **¥ 229,090** | ¥ 225,818 | **$ 1,719,249** |
| Fair value of plan assets | **(146,258)** | (147,929) | **(1,097,621)** |
| Unrecognized prior service cost (credit) | **37,151** | 30,651 | **278,807** |
| Unrecognized actuarial loss | **(46,619)** | (39,303) | **(349,861)** |
| Unrecognized transitional obligation | **(52,273)** | (56,295) | **(392,293)** |
| Prepaid pension cost | **2,058** | 1,654 | **15,445** |
| Net liability for retirement benefits | **¥ 23,149** | ¥ 14,596 | **$ 173,726** |

The components of net periodic benefit costs for the years ended March 31, 2002 and 2001 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| Service cost | **¥ 8,340** | ¥ 8,725 | **$ 62,589** |
| Interest cost | **5,910** | 6,877 | **44,353** |
| Expected return on plan assets | **(6,271)** | (6,749) | **(47,062)** |
| Amortization of prior service cost (credit) | **(2,258)** | (927) | **(16,945)** |
| Recognized actuarial loss | **5,633** | 4,443 | **42,274** |
| Amortization of transitional obligation | **4,025** | 4,021 | **30,206** |
| Net periodic benefit costs | **¥15,379** | ¥16,390 | **$115,415** |

Assumptions used for the years ended March 31, 2002 and 2001 are set forth as follows:

| | **2002** | 2001 |
|---|---|---|
| Discount rate | Primarily 2.5% | Primarily 2.5% |
| Expected rate of return on plan assets | Primarily 4.0% | Primarily 4.0% |
| Amortization period of prior service cost | Primarily 15 years | Primarily 15 years |
| Recognition period of actuarial gain/loss | Primarily 10 years | Primarily 10 years |
| Amortization period of transitional obligation | 15 years | 15 years |

Besides the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥600 million (US$4,503 thousand) and ¥3,935 million (US$29,531 thousand) for the year ended March 31, 2002 and ¥720 million and ¥7,284 million for the year ended March 31, 2001, respectively. The amount charged to income for retirement benefit for directors and corporate auditors for the years ended March 31, 2002 and 2001 was ¥15 million (US$113 thousand) and ¥109 million, respectively.

## 9. Contingent Liabilities

The Companies' guarantees of borrowings, principally of affiliates and employees, were ¥4,682 million (US$35,137 thousand) as of March 31, 2002.

## 10. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par value was eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$105,944 thousand) and ¥13,369 million as of March 31, 2002 and 2001, respectively.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002.

Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At March 31, 2002, retained earnings available for dividends recorded on the Company's books were ¥249,100 million (US$1,869,418 thousand). The accompanying consolidated financial statements do not include any provision for the dividend of ¥13.0 (US$0.098) per share, aggregating ¥7,679 million (US$57,629 thousand), and directors' bonuses of ¥112 million (US$841 thousand) which were subsequently approved by the shareholders on June 27, 2002 as an appropriation of retained earnings in respect of the year ended March 31, 2002.

On June 29, 1999, the shareholders approved a stock repurchase program under which the Company may repurchase and retire up to 62 million shares of common stock subject to authorization by the Board of Directors. However, this stock repurchase program expired at the end of the ordinary general shareholders meeting held on June 27, 2002. The Company repurchased 10 million shares of common stock for the years ended March 31, 2000 and 2001, respectively. And as the Company also repurchased 19.87 million shares of common stock during the fiscal year ended March 31, 2002, at an aggregate cost of ¥56,753 million (US$425,914 thousand) according to the resolution of the Board of Directors on June 28, 2001 and February 21, 2002, the total shares of repurchased common stock amounted to 39.87 million shares at March 31, 2002. Since the authorized limit according to the resolution of the Board of Directors on February 21, 2002 had been effective until the end of the ordinary general shareholders meeting held on June 27, 2002, the Company subsequently repurchased 5.13 million shares of common stock at an aggregate cost of ¥14,160 million (US$106,266 thousand) from April 1 to June 7, 2002. Consequently the Company repurchased the authorized limit of 10 million shares based on the resolution of the Board of Directors on February 21, 2002. The Company repurchased 45 million shares of common stock as a final result of this stock repurchase program.

Subsequently, on June 27, 2002, the shareholders of the Company approved the new stock repurchase program in accordance with the revised Code. Under this new stock repurchase program, the Company may acquire up to a total not exceeding 30 million common shares of the Company at the upper limit of the acquisition cost that shall not exceed ¥80 billion (US$600 million) not later than the end of the next ordinary general shareholders meeting.

## 11. Stock-Based Compensation Plans

The Company has a stock option plan. On June 28, 2001, the shareholders approved the grant of 168,000 stock options for directors of the Company to raise corporate performance and maximizing corporate value. The exercise period of the options is from July 28, 2003 to July 25, 2008. Pursuant to this approval, the Company purchased 168,000 shares of its common stock with a total acquisition cost of ¥523 million (US$3,925 thousand) for the year ended March 31, 2002.

Subsequently, on June 27, 2002, the shareholders of the Company approved the issuance of new stock acquisition rights as a stock option plan for the directors and employees of the Companies. Under this approval, the maximum number of shares to be issued is 620,000 shares of common stock of the Company, which are exercisable from July 1, 2004 to June 30, 2009.

## 12. Segment Information

The Companies operate in three reportable segments: Consumer Products, Cosmetics *Sofina* and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products, and hygiene products. The Cosmetics *Sofina* segment manufactures and sells cosmetics under the brand name, *Sofina*. The Chemical Products segment manufactures and sells fatty chemicals and specialty chemicals such as surface active agents.

Segment information by business of the Companies for the years ended March 31, 2002 and 2001 was as follows:

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | **2002** | | | | |
| | Consumer Products | Cosmetics *Sofina* | Chemical Products | Corporate/ Eliminations | Consolidated |
| Sales to customers | **¥626,047** | **¥74,176** | **¥138,803** | **¥ —** | **¥839,026** |
| Intersegment sales | **—** | **—** | **23,999** | **(23,999)** | **—** |
| Total sales | **626,047** | **74,176** | **162,802** | **(23,999)** | **839,026** |
| Operating expenses | **537,288** | **69,383** | **145,092** | **(24,465)** | **727,298** |
| Operating income | **¥ 88,759** | **¥ 4,793** | **¥ 17,710** | **¥ 466** | **¥111,728** |
| Assets | **¥436,772** | **¥27,189** | **¥156,447** | **¥151,737** | **¥772,145** |
| Depreciation and amortization | **45,396** | **2,757** | **10,737** | **(406)** | **58,484** |
| Capital expenditures | **30,373** | **2,950** | **16,214** | **—** | **49,537** |

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | 2001 | | | | |
| | Consumer Products | Cosmetics *Sofina* | Chemical Products | Corporate/ Eliminations | Consolidated |
| Sales to customers | ¥607,826 | ¥72,579 | ¥141,224 | ¥ — | ¥821,629 |
| Intersegment sales | — | — | 26,669 | (26,669) | — |
| Total sales | 607,826 | 72,579 | 167,893 | (26,669) | 821,629 |
| Operating expenses | 521,720 | 69,748 | 150,180 | (27,118) | 714,530 |
| Operating income | ¥ 86,106 | ¥ 2,831 | ¥ 17,713 | ¥ 449 | ¥107,099 |
| Assets | ¥438,524 | ¥27,047 | ¥147,189 | ¥171,000 | ¥783,760 |
| Depreciation and amortization | 45,612 | 3,050 | 10,624 | (430) | 58,856 |
| Capital expenditures | 49,128 | 2,799 | 8,814 | — | 60,741 |

| | Thousands of U.S. dollars | | | | |
|---|---|---|---|---|---|
| | 2002 | | | | |
| | Consumer Products | Cosmetics *Sofina* | Chemical Products | Corporate/ Eliminations | Consolidated |
| Sales to customers | **$4,698,289** | **$556,668** | **$1,041,673** | **$ —** | **$6,296,630** |
| Intersegment sales | **—** | **—** | **180,105** | **(180,105)** | **—** |
| Total sales | **4,698,289** | **556,668** | **1,221,778** | **(180,105)** | **6,296,630** |
| Operating expenses | **4,032,180** | **520,698** | **1,088,870** | **(183,602)** | **5,458,146** |
| Operating income | **$ 666,109** | **$ 35,970** | **$ 132,908** | **$ 3,497** | **$ 838,484** |
| Assets | **$3,277,839** | **$204,045** | **$1,174,086** | **$1,138,739** | **$5,794,709** |
| Depreciation and amortization | **340,683** | **20,690** | **80,578** | **(3,047)** | **438,904** |
| Capital expenditures | **227,940** | **22,139** | **121,681** | **—** | **371,760** |

Geographic segment information of the Companies for the years ended March 31, 2002 and 2001 was as follows:

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | 2002 | | | | |
| | Japan | Asia/ Oceania* | America/ Europe** | Corporate/ Eliminations | Consolidated |
| Sales to customers | **¥638,848** | **¥79,702** | **¥120,476** | **¥ —** | **¥839,026** |
| Intersegment sales | **9,340** | **13,797** | **2,415** | **(25,552)** | **—** |
| Total sales | **648,188** | **93,499** | **122,891** | **(25,552)** | **839,026** |
| Operating expenses | **552,992** | **85,136** | **115,023** | **(25,853)** | **727,298** |
| Operating income | **¥ 95,196** | **¥ 8,363** | **¥ 7,868** | **¥ 301** | **¥111,728** |
| Assets | **¥424,978** | **¥84,285** | **¥120,599** | **¥142,283** | **¥772,145** |

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | 2001 | | | | |
| | Japan | Asia/ Oceania* | America/ Europe** | Corporate/ Eliminations | Consolidated |
| Sales to customers | ¥646,963 | ¥71,436 | ¥103,230 | ¥ — | ¥821,629 |
| Intersegment sales | 8,507 | 12,701 | 2,057 | (23,265) | — |
| Total sales | 655,470 | 84,137 | 105,287 | (23,265) | 821,629 |
| Operating expenses | 561,149 | 77,333 | 99,376 | (23,328) | 714,530 |
| Operating income | ¥ 94,321 | ¥ 6,804 | ¥ 5,911 | ¥ 63 | ¥107,099 |
| Assets | ¥450,551 | ¥68,421 | ¥103,837 | ¥160,951 | ¥783,760 |

| | Thousands of U.S. dollars | | | | |
|---|---|---|---|---|---|
| | 2002 | | | | |
| | Japan | Asia/ Oceania* | America/ Europe** | Corporate/ Eliminations | Consolidated |
| Sales to customers | **$4,794,356** | **$598,139** | **$904,135** | **$ —** | **$6,296,630** |
| Intersegment sales | **70,094** | **103,542** | **18,124** | **(191,760)** | **—** |
| Total sales | **4,864,450** | **701,681** | **922,259** | **(191,760)** | **6,296,630** |
| Operating expenses | **4,150,034** | **638,919** | **863,212** | **(194,019)** | **5,458,146** |
| Operating income | **$ 714,416** | **$ 62,762** | **$ 59,047** | **$ 2,259** | **$ 838,484** |
| Assets | **$3,189,328** | **$632,533** | **$905,058** | **$1,067,790** | **$5,794,709** |

*Asia/Oceania: Asia and Australia
**America/Europe: North America, Europe and South Africa

Sales to foreign customers were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| Asia/Oceania | **¥ 82,462** | ¥ 74,474 | **$ 618,852** |
| America/Europe | **122,607** | 105,032 | **920,127** |
| Sales to foreign customers | **¥205,069** | ¥179,506 | **$1,538,979** |

## 13. Selected Operating Expenses

Selling, general and administrative expenses principally consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| Advertising | **¥66,069** | ¥65,758 | **$495,827** |
| Promotion | **39,846** | 37,497 | **299,032** |
| Research and development | **37,543** | 37,049 | **281,749** |

## 14. Other (Income) Expenses

Other, net consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2002** | 2001 | **2002** |
| Loss on sales or disposals of property, plant and equipment, net | **¥1,808** | ¥2,682 | **$ 13,568** |
| Restructuring charges related to Kao (Taiwan) Corporation | **2,509** | — | **18,829** |
| Loss related to dissolution of Novartis Kao Co., Ltd. | **1,514** | — | **11,362** |
| Gain on sales of treasury stock held by subsidiaries | **(1,773)** | (797) | **(13,306)** |
| Other, net | **(331)** | (93) | **(2,483)** |
| | **¥3,727** | ¥1,792 | **$ 27,970** |

## 15. Derivatives

The Companies enter into foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings to the maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2002 and 2001:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | **2002** | | | 2001 | | |
| | Contract amount | Fair value | Unrealized gain/(loss) | Contract amount | Fair value | Unrealized gain/(loss) |
| Foreign exchange forward contracts: | | | | | | |
| Buying U.S. Dollar | **¥ 779** | **¥ 781** | **¥ 2** | ¥ 957 | ¥ 950 | ¥ (7) |
| Buying Japanese Yen | **255** | **256** | **1** | 51 | 51 | 0 |
| Buying British Pound | **—** | **—** | **—** | 72 | 72 | (0) |
| Buying Swiss Franc | **—** | **—** | **—** | 106 | 105 | (1) |
| Buying Euro | **279** | **278** | **(1)** | — | — | — |
| Selling U.S. Dollar | **397** | **401** | **(4)** | 474 | 444 | 30 |
| Selling Swiss Franc | **—** | **—** | **—** | 103 | 104 | (1) |
| Selling other currencies | **155** | **156** | **(1)** | 256 | 254 | 2 |
| Foreign currency swaps: | | | | | | |
| Receiving Japanese Yen, paying U.S. Dollar | **608** | **(101)** | **(101)** | 3,695 | (285) | (285) |
| Receiving Singapore Dollar, paying U.S. Dollar | **—** | **—** | **—** | 148 | 0 | 0 |
| Receiving Japanese Yen, paying Euro | **4,009** | **(406)** | **(406)** | 1,399 | (120) | (120) |
| Receiving Japanese Yen, paying British Pound | **—** | **—** | **—** | 322 | (38) | (38) |
| Receiving Japanese Yen, paying German Mark | **—** | **—** | **—** | 2,762 | 62 | 62 |
| Receiving U.S. Dollar, paying German Mark | **608** | **86** | **86** | 689 | 81 | 81 |
| Receiving Japanese Yen, paying Australian Dollar | **235** | **(10)** | **(10)** | 235 | 20 | 20 |
| Interest rate swaps: | | | | | | |
| Fixed-rate receipt, floating-rate payment | **—** | **—** | **—** | 545 | (1) | (1) |
| Fixed-rate payment, floating-rate receipt | **—** | **—** | **—** | 545 | 4 | 4 |
| Interest rate caps: | | | | | | |
| Selling | **596** | **0** | **0** | 545 | (0) | (0) |
| Buying | **2,681** | **(3)** | **(3)** | 2,452 | 6 | 6 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | **2002** | | |
| | Contract amount | Fair value | Unrealized gain/(loss) |
| Foreign exchange forward contracts: | | | |
| Buying U.S. Dollar | **$ 5,846** | **$ 5,861** | **$ 15** |
| Buying Japanese Yen | **1,913** | **1,921** | **8** |
| Buying British Pound | **—** | **—** | **—** |
| Buying Swiss Franc | **—** | **—** | **—** |
| Buying Euro | **2,094** | **2,086** | **(8)** |
| Selling U.S. Dollar | **2,979** | **3,009** | **(30)** |
| Selling Swiss Franc | **—** | **—** | **—** |
| Selling other currencies | **1,163** | **1,171** | **(8)** |
| Foreign currency swaps: | | | |
| Receiving Japanese Yen, paying U.S. Dollar | **4,563** | **(758)** | **(758)** |
| Receiving Singapore Dollar, paying U.S. Dollar | **—** | **—** | **—** |
| Receiving Japanese Yen, paying Euro | **30,086** | **(3,047)** | **(3,047)** |
| Receiving Japanese Yen, paying British Pound | **—** | **—** | **—** |
| Receiving Japanese Yen, paying German Mark | **—** | **—** | **—** |
| Receiving U.S. Dollar, paying German Mark | **4,563** | **645** | **645** |
| Receiving Japanese Yen, paying Australian Dollar | **1,764** | **(75)** | **(75)** |
| Interest rate swaps: | | | |
| Fixed-rate receipt, floating-rate payment | **—** | **—** | **—** |
| Fixed-rate payment, floating-rate receipt | **—** | **—** | **—** |
| Interest rate caps: | | | |
| Selling | **4,473** | **0** | **0** |
| Buying | **20,120** | **(23)** | **(23)** |

# Independent Auditors' Report

**Tohmatsu & Co.**
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3769-8508
www.tohmatsu.co.jp

**Deloitte Touche Tohmatsu**

To the Board of Directors of
Kao Corporation

We have examined the consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002

# Principal Subsidiaries and Affiliates

## Consumer Products, Cosmetics *Sofina,* Chemical Products Businesses and Professional Hair Care Products

| Area | Country | Company | |
|---|---|---|---|
| Asia | Japan | Kao Cosmetics Sales Co., Ltd. | ◍ |
| | Japan | Kao Hanbai Company, Ltd. | ◍ |
| | Japan | Nivea-Kao Company Limited | ◍ |
| | Japan | Kao-Quaker Company, Limited | ○ |
| | China | Kao Corporation Shanghai | ◍ |
| | China | Kao Chemical Corporation Shanghai | ○ |
| | China | Zhongshan Kao Chemicals Limited | ○ |
| | Hong Kong | Kao (Hong Kong) Limited | ◍ |
| | Hong Kong | Kao Chemicals (Hong Kong) Limited | ○ |
| | Indonesia | P.T. Kao Indonesia | ◍ |
| | Indonesia | P.T. Kao Indonesia Chemicals | ○ |
| | Malaysia | Kao (Malaysia) Sdn. Bhd. | ◍ |
| | Malaysia | Kao Trading (M) Sdn. Bhd. | ◍ |
| | Malaysia | Fatty Chemical (Malaysia) Sdn. Bhd. | ○ |
| | Malaysia | Kao Soap (Malaysia) Sdn. Bhd. | ◍ |
| | Malaysia | Kao Oleochemical (Malaysia) Sdn. Bhd. | ○ |
| | Malaysia | Kao Plasticizer (Malaysia) Sdn. Bhd. | ○ |
| | Philippines | Pilipinas Kao, Incorporated | ○ |
| | Singapore | Kao (Southeast Asia) Pte. Ltd. | ○ |
| | Singapore | Kao (Singapore) Private Limited | ◍ |
| | Taiwan | Kao (Taiwan) Corporation | ◍ ○ |
| | Thailand | Kao Industrial (Thailand) Company Limited | ◍ ○ |
| | Thailand | Kao Commercial (Thailand) Company Limited | ◍ |
| | Thailand | Kao Consumer Products (Southeast Asia) Co., Ltd. | ◍ |
| | Vietnam | Kao Vietnam Co., Ltd. | ◍ |
| Oceania | Australia | Kao (Australia) Marketing Pty. Ltd. | ◍ |
| America | Mexico | Quimi-Kao, S.A. de C.V. | ○ |
| | United States | The Andrew Jergens Company | ◍ |
| | United States | Kao Chemicals Americas Corporation | ○ |
| | United States | High Point Textile Auxiliaries LLC | ○ |
| | United States | Kao Specialties Americas LLC | ○ |
| Europe | France | Kao Corporation (France) SARL | ○ |
| | Germany | Kao Corporation GmbH | ◍ |
| | Germany | Kao Chemicals GmbH | ○ |
| | Germany | Goldwell GmbH | ● |
| | Germany | Guhl Ikebana GmbH | ◍ |
| | Spain | Kao Corporation S.A. | ○ |
| | Spain | Kao Chemicals Europe, S.L. | ○ |

◍ Consumer Products/Cosmetics *Sofina*
○ Chemical Products
● Professional Hair Care Products

## Principal Officers of Major Subsidiaries

| Country | Company |
|---|---|
| Japan | Kao Hanbai Co., Ltd.<br>Takahiko Kagawa, President |
| Japan | Kao Cosmetics Sales Co., Ltd.<br>Toshio Takayama, President |
| China | Kao Corporation Shanghai<br>Nobuatsu Higuchi, President |
| Taiwan | Kao (Taiwan) Corporation<br>Toshiaki Naito, President |
| Thailand | Kao Consumer Products (Southeast Asia) Co., Ltd.; ASEAN Headquarters for Consumer Products<br>Rolf V. Lehmann, President |
| Thailand | Kao Industrial (Thailand) Co., Ltd.<br>Shinichiro Hiramine, President |
| U.S.A. | The Andrew Jergens Company<br>William J. Gentner, President |
| U.S.A. | Kao Chemicals Americas Corporation<br>Harvey L. Lowd, President |
| Germany | Goldwell GmbH<br>Arnulf Taiber, President |
| Germany | Kao Chemicals GmbH<br>Noriaki Sato, President |
| Spain | Kao Chemicals Europe, S.L.;<br>Europe Headquarters for Chemical Products<br>Noriaki Sato, President |
| Spain | Kao Corporation S.A.<br>Josep Matarrodona, General Manager |

# Investor Information

Kao Corporation

### Head Office
14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

### Date of Establishment
June 19, 1887

### Common Stock (As of March 31, 2002)
Authorized: 968,594,000 shares
Issued: 599,429,451
Outstanding: 590,672,080 shares
Number of Shareholders: 41,700

### Stock Listings
Tokyo Stock Exchange, Osaka Securities Exchange

### Ticker Symbol Number
4452

### Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063, Japan

### Composition of Shareholders (As of March 31, 2002)



Treasury Stock 1.46%
Securities Companies 0.73%
Domestic Companies 4.05%
Individuals and Others 11.96%
Financial Institutions 50.70%
Foreign Companies and Individuals 31.10%


### Stock Price Range & Trading Volume (Tokyo Stock Exchange)

Stock price range (yen)



5,000
4,000
3,000
2,000
1,000
0
Common stock price range (¥)
Tokyo Price Index Close


Monthly trading volume (million shares)



60
50
40
30
20
10
0
1997
1998
1999
2000
2001


Note: Fiscal years beginning April and ending March the following calendar year.

### Investor Relations
Telephone: 81-3-3660-7101
Facsimile: 81-3-3660-8978
e-mail: ir@kao.co.jp
http://www.kao.co.jp/e/ir_e


Kao

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
http://www.kao.co.jp/e

Printed in Japan on recycled paper.